Exhibit 99.1

EXECUTION VERSION

SECURITIES PURCHASE AGREEMENT

BY AND AMONG

HARRISON STREET REAL ESTATE CAPITAL LLC,

THE SELLERS PARTY HERETO,

THE SELLER REPRESENTATIVES,

COLLIERS INVESTMENT MANAGEMENT HOLDINGS, LLC

AND

solely for the limited purposes set forth herein,

COLLIERS INTERNATIONAL GROUP INC.

DATED AS OF MAY 11, 2018

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	3.19.	Indebtedness; Guarantees	34
	3.20.	Clients	34
	3.21.	Brokers	34
	3.22.	Accounts Receivable	34
	3.23.	Investment Adviser Registration	34
	3.24.	Exclusivity of Representations and Warranties	35
4.	Representations and Warranties Relating to the Sellers.		35
	4.1.	Organization	35
	4.2.	Power and Authorization	35
	4.3.	Ownership of Acquired Securities	36
	4.4.	No Violation or Approval; Consents	36
	4.5.	Litigation	36
	4.6.	Brokers	36
5.	Representations and Warranties Relating to the Buyer.		36
	5.1.	Organization	37
	5.2.	Authorization	37
	5.3.	No Violation or Approval; Consents	37
	5.4.	Litigation	37
	5.5.	Financial Ability	38
	5.6.	Solvency	38
	5.7.	Brokers	38
	5.8.	Purchase for Investment	38
	5.9.	Investigation	38
6.	Conditions Precedent to the Obligations of the Buyer.		39
	6.1.	Representations and Warranties	39
	6.2.	Performance of Obligations	39
	6.3.	Absence of Company Material Adverse Effect	39
	6.4.	Compliance Certificates	39
	6.5.	Injunctions	39
	6.6.	Regulatory Approval	40
	6.7.	Payoff Letters	40
	6.8.	Closing Documents	40
	6.9.	LP Approval	40
	6.10.	GP Amendments	40

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	6.11.	Consents	40
7.	Conditions Precedent to the Obligations of the Sellers.		40
	7.1.	Representations and Warranties	41
	7.2.	Performance of Obligations	41
	7.3.	Compliance Certificate	41
	7.4.	Injunctions	41
	7.5.	Regulatory Approval	41
	7.6.	Amended and Restated Operating Agreement	41
	7.7.	Limited Partner and Client Consent	41
8.	Covenants of the Parties.		41
	8.1.	Access to Premises and Information	41
	8.2.	Conduct of Business Prior to Closing	42
	8.3.	Confidentiality	42
	8.4.	Preparation for Closing	43
	8.5.	Business Records	44
	8.6.	Directors and Officers Indemnification and Insurance	45
	8.7.	Employees; WARN, Etc	45
	8.8.	Non-Solicitation and Non-Competition	45
	8.9.	Tax Matters	45
	8.10.	Further Assurances	49
	8.11.	Exclusivity	49
	8.12.	[REDACTED]	50
	8.13.	Replacement of Seller Guarantees and Bonds	50
	8.14.	Reorganization	50
	8.15.	Sublease	51
	8.16.	Covenant Not to Sue	51
9.	Termination.		51
	9.1.	Termination	51
	9.2.	Effect of Termination	52
10.	Remedies.		52
	10.1.	Survival	52
	10.2.	Indemnification	53
	10.3.	Exclusive Remedy	54
	10.4.	Limitations on Liability	55

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	10.5.	Notice and Determination of Claims	56
	10.6.	Third Party Claims	56
	10.7.	Acquired Portion of Losses	58
	10.8.	Release	58
11.	Miscellaneous.		59
	11.1.	Notices	59
	11.2.	Transaction Expenses	60
	11.3.	Entire Agreement	60
	11.4.	Severability	60
	11.5.	Amendment	60
	11.6.	Parties in Interest	60
	11.7.	Assignment	61
	11.8.	Governing Law	61
	11.9.	Consent to Jurisdiction	61
	11.10.	Waiver of Jury Trial	61
	11.11.	Reliance	62
	11.12.	Specific Enforcement	62
	11.13.	No Waiver	62
	11.14.	Negotiation of Agreement	62
	11.15.	Disclosure Schedules	62
	11.16.	Representation of the Sellers; Attorney-Client Privilege	63
	11.17.	No Recourse Against Third Parties	63
	11.18.	Translation of Currencies	64
	11.19.	Headings	64
	11.20.	Counterparts; Electronic Signature	64
	11.21.	Seller Representatives	64
	11.22.	Limited Guarantee	66

-iv-

SCHEDULES AND EXHIBITS

Acquired Securities Schedule
Allocation of Performance Payments Schedule
EBITDA Illustration Schedule
Ownership Schedule
Permitted Liens Schedule

Schedule 2.4.1	Sample Working Capital Calculation and Principles
Schedule 8.9.11	Allocation Methodologies
Schedule 2.6	Exclusion of Equity Interests
Schedule 3.2	Acquired Company Jurisdictions
Schedule 3.3.2	Issued and Outstanding Equity Interest
Schedule 3.3.3	Outstanding Rights to Acquire Equity Securities
Schedule 3.3.4	Capitalization and Jurisdiction of Subsidiaries
Schedule 3.3.5	Third Party Equity Securities
Schedule 3.4	No Violation or Approval; Consent (Company)
Schedule 3.5.1	Financial Statements
Schedule 3.6	Acquired Company Liabilities and Obligations
Schedule 3.7	Taxes
Schedule 3.7.3	Tax Returns
Schedule 3.8	Real Estate
Schedule 3.9	Operations in Conformity with Laws
Schedule 3.9.1	Acquired Company Compliance
Schedule 3.10	Benefit Plans
Schedule 3.10.6	Excess Parachute Payments
Schedule 3.11	Intellectual Property Jurisdictions of Registration
Schedule 3.11.1	Intellectual Property
Schedule 3.11.2	Intellectual Property Liens and Actions
Schedule 3.12.1(a)	Permits
Schedule 3.13	Environmental Matters
Schedule 3.14	Material Contracts
Schedule 3.15	Transactions with Affiliates
Schedule 3.16	Litigation
Schedule 3.17	Insurance
Schedule 3.18.1	Employee Information Schedule
Schedule 3.18.2	Labor Matters
Schedule 3.19	Indebtedness; Guarantees
Schedule 3.20	Clients
Schedule 4.1	Organization
Schedule 4.4	No Violation or Approval; Consents (Sellers)
Schedule 6.8.1	Resignations
Schedule 6.9	Consents
Schedule 8.2	Conduct of Business Prior to Closing
Schedule 8.8.3	Permitted Investments and Activities
Schedule 8.13	Seller Guarantees and Bonds

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Schedule 10.4.6	Other Insurance Policies

Exhibit A	Amended and Restated Operating Agreement of the Company
Exhibit B	[REDACTED]
Exhibit C	Transfer Instrument
Exhibit D	Form of Trademark Assignment
Exhibit E	Form of GP Amendment
Exhibit F	LP Notice Letters
Exhibit G-1	Sublease
Exhibit G-2	Attornment Agreement
Exhibit H	Trademark-Related Covenant

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SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is made as of May 11, 2018, by and among Harrison Street Real Estate Capital LLC, a Delaware limited liability company (the “Company”), Christopher Galvin, Michael Galvin, Christopher Merrill, as trustee for [REDACTED], Dean Egerter, Steve Gordon and Rob Mathias (collectively, the “Sellers”), Colliers Investment Management Holdings, LLC, a Delaware limited liability company (the “Buyer”) and [REDACTED], in their capacity as the Seller Representatives, and, solely for the limited purposes of Section 11.22, Colliers International Group Inc., a corporation existing under the Laws of the Province of Ontario, Canada (“Parent”).

Whereas, the Sellers own all of the issued and outstanding Equity Interests of the Company;

Whereas, on the terms and subject to the conditions set forth in this Agreement, the Buyer desires to purchase from the Sellers, and the Sellers desire to sell to the Buyer, seventy-five percent (75%) (the “Acquired Portion”) of the Equity Interests of the Company from the Sellers free and clear of all Liens and in such amounts as set forth on the Acquired Securities Schedule (the “Acquired Securities”), for the consideration described herein;

Whereas, the respective boards of managers or other governing bodies, as applicable, of the Company and the Buyer have approved this Agreement and the transactions contemplated hereby, on the terms and subject to the conditions set forth herein; and

Whereas, in connection with this Agreement and the transactions contemplated hereby, the following agreements have been executed contemporaneously with this Agreement, to be effective as of the Closing: (a) [REDACTED], (b) a transition services agreement between the Company and [REDACTED], and (c) a sub-lease agreement between the Company and [REDACTED].

Now, therefore, in consideration of the foregoing, the covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                  Definitions.

1.1.                                    Certain Matters of Construction. For purposes of this Agreement, except as specified otherwise, the words “hereof”, “herein”, “hereunder” and words of similar import will refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement will include all subsections thereof. The word “party” will refer to the Company, the Buyer or the Sellers. The word “including” means including without limitation. Definitions will be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender will include each other gender. All references in this Agreement to any Section, Exhibit or Schedule will, unless otherwise specified, be deemed to be a reference to a Section, Exhibit or Schedule of or to this Agreement, in each case as such may be amended in accordance herewith, all of which are made a part of this Agreement. All references in this Agreement to monetary amounts will, unless otherwise specified, be to U.S. dollars. U.S. means the United States of America.

1.2.                                    Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings:

“Accounting Principles” means collectively (i) GAAP and (ii) to the extent not inconsistent with GAAP, the accounting principles and policies followed in the preparation of the Annual Financial Statements.

“Accounts Receivable” means all accounts receivable, trade accounts, royalties, and notes/loans receivable, book debts and other debts due or accruing due to the Person then being referred to, together with the full benefit of all securities, if any, held by such Person for the payment and collection thereof.

“Acquired Companies” means the Company and its direct and indirect Subsidiaries.

“Acquired Portion” is defined in the Recitals.

“Acquired Securities” is defined in the Recitals.

“Action” means any charge, complaint, claim, suit, litigation, action, arbitration, or other proceeding brought by or before any Governmental Authority.

“Adjusted Base Purchase Price” means an amount equal to (a) the Acquired Portion multiplied by (b) (i) the Base Purchase Price; plus (ii) the amount, if any, by which the Working Capital exceeds the Working Capital Target; minus (iii) the amount, if any, by which the Working Capital is less than the Working Capital Target.

“Affiliate” means, as to any Person, any other Person controlling, controlled by or under common control with such Person. For the purposes of this definition, “controlling”, “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” is defined in the Preamble.

“Amended and Restated Operating Agreement of the Company” means the Fourth Amended and Restated Operating Agreement of the Company in the form set forth in Exhibit A.

“Ancillary Agreements” means the agreements and instruments executed and delivered in connection with this Agreement.

“Annual Financial Statements” is defined in Section 3.5.

“Average EBITDA” means [REDACTED].,.

“Base Purchase Price” means Six Hundred Million Dollars ($600,000,000).

“Business” means [REDACTED].

“Business Day” means any day on which banking institutions in Toronto, Ontario, Canada and Chicago, Illinois are open for the purpose of transacting business.

“Buyer” is defined in the Preamble.

“Buyer Failure to Close” is defined in Section 9.1.6.

“Buyer Indemnitees” is defined in Section 10.2.2.

“Certificates” means the certificates delivered pursuant to Sections 6.4 and 7.3.

“Change of Control Payment” means any bonus, severance or other payment or other form of compensation that is created, accelerated, accrues or becomes payable by any Acquired Company to any present or former director, stockholder, employee or consultant thereof, including pursuant to any employment agreement, benefit plan or any other Contract, including any Taxes of any Acquired Company payable on or triggered by any such payment, as a result of, or in connection with, the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the Transactions.

“Claim” is defined in Section 10.5.

“Claim Notice” is defined in Section 10.5.

“Closing” is defined in Section 2.2.

“Closing Balance Sheet” is defined in Section 2.4.2.

“Closing Date” is defined in Section 2.2.

“Closing Statement” is defined in Section 2.4.2.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar Legal Requirement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble.

“Company Indebtedness” means all Indebtedness of the Acquired Companies as of immediately prior to Closing.

“Company Information” means any information concerning the Acquired Companies (whether prepared by the Acquired Companies, their advisors, or otherwise and irrespective of the form of the information or the manner in which it is communicated) furnished to Buyer or to its Representatives by or on behalf of the Acquired Companies, together with all notes, analyses, compilations, studies, interpretations or other documents prepared by the Buyer or its Representatives which contain, reflect or are based on any of the information furnished to the Buyer or its Representatives. The term “Company Information” does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Buyer or its Representatives, (ii) was within the Buyer’s possession prior to its being furnished to the Buyer by or on behalf of the Acquired Companies, or becomes available to the Buyer on a non-confidential basis from a source other than the Acquired Companies or any of their Representatives, provided in either case that the source of such information was not known by the Buyer to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any party with respect to such information, or (iii) is independently developed by the Buyer without use of or reference to the Company Information.

“Company Intellectual Property” means the Intellectual Property licensed to the Acquired Companies and used in the conduct of their businesses as presently conducted and the Owned Intellectual Property.

“Company Plan” is defined in Section 3.10.1.

“Company’s Knowledge” means [REDACTED].

“Confidentiality Letter” is defined in Section 8.1.

“Contract” means any legally binding contract, agreement, lease, license, instrument, note, commitment, undertaking (other than an Employee Plan) or other legally binding arrangement.

“Controlling Party” is defined in Section 10.6.4.

“Covenantors” means the Sellers, collectively, and “Covenantor” means any one of the Covenantors, individually.

“Covered Tax” means any (A) Tax of any Acquired Company described in clause (i) of the definition of Tax related to a Pre-Closing Tax Period (including any repatriation Tax imposed under Section 965 of the Code in respect of any foreign Subsidiary (without taking into account any election to pay such Tax liability in installments), and (B) Tax described in clause (ii) of the definition of Tax.

“Credit Agreement” means that certain Fourth Amended and Restated Master Note, dated January 31, 2018, made by the Company in favor of The Northern Trust Company, as amended, restated, supplemented or otherwise modified from time to time.

“D&O Indemnified Person” means any Person who prior to or on the Closing Date is or was a current or former director, officer or employee of an Acquired Company, or who at the request of an Acquired Company served prior to or on the Closing Date as a director, officer, member, manager, employee, trustee or fiduciary of any other entity of any type.

“Deductions” means the Company Indebtedness and the Transaction Expenses.

“Designated Territory” means the geographic area comprised of the whole of the United States of America and Europe

“Disclosure Schedules” means the various disclosure schedules to this Agreement that are being delivered by the parties hereto in connection with the execution and delivery hereof.

“Dispute Notice” is defined in Section 2.4.3.

“Dispute Submission Notice” is defined in Section 2.4.4.

“Disputed Item” is defined in Section 2.4.3.

“EBITDA” means the audited net income of the Company for such period, prior to the provision for (i) interest expense for such period, (ii) Taxes (whether federal, state, local or foreign) based on income or profits for such period, and (iii) depreciation and amortization (including amortization of goodwill and other intangibles) for such period, in each case determined on a consolidated basis in accordance with GAAP and the example calculation and principles set forth on the[REDACTED] Schedule and as adjusted to exclude the effect of the following items, without duplication:

(i)	[REDACTED].

“EBITDA Objection Notice” is defined in Section 2.5.3.

“EBITDA Statement” is defined in Section 2.5.3.

“Effective Time” means 11:59 p.m. (New York time) on the Business Day immediately preceding the Closing Date.

“Employee Information Schedule” is defined in Section 3.18.1.

“Employees” means all current employees of the Acquired Companies as of the Closing Date, including any such Person who is on a leave of absence.

“Employee Plan” means any plan, program, agreement, policy or arrangement that is: (a) a welfare plan as defined in Section 3(1) of ERISA, (b) a pension plan as defined in Section 3(2) of ERISA, (c) any other employee benefit or compensation plan, policy, or program, (d) an Equity Interest bonus, Equity Interest purchase, Equity Interest option, restricted Equity Interest, Equity Interest appreciation right, phantom Equity Interest or equity-based plan, or (e) any employment (other than employment agreements or offer letters that do not provide for any compensation or benefits other than base salary or wages and bonus opportunities and other employee benefits on the same terms and conditions made available to all employees), change in control, deferred-compensation, pension, retirement, group insurance, welfare-benefit, bonus, retention, severance pay, excess or supplemental benefit, vacation, incentive or fringe benefit plan, agreement, policy, program or arrangement.

“Environmental Laws” means any Legal Requirement (including any judicial interpretation thereof), and principles of common law, which pertains to the protection of worker health and safety as related to exposure to Hazardous Substances, pollution, or protection or restoration of the environment or natural resources (including ground or air or water pollution or contamination and underground or aboveground tanks) or to the regulation of Hazardous Substances and shall include the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq., the Clean Water Act, 33 U.S.C. 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. 2601 et seq., the Clean Air Act, 42 U.S.C. 7401 et seq., the Safe Drinking Water Act, 42 U.S.C. 300f et seq., the Occupational Safety and Health Act, 29 U.S.C. 651 et seq. (only with respect to exposure of workers to Hazardous Substances), and the Hazardous Materials Transportation Act, 42 U.S.C. 1801 et seq., as any of the foregoing now exist.

“Equity Interests” means (a) any partnership interests, (b) any membership interests or units, (c) any shares of capital stock, (d) any subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire membership interests or units, capital stock, or any other equity securities, (e) any securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, capital stock, or any other equity securities, or (f) any other interest classified as an equity security of a Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any Acquired Company, is treated as a single employer for purposes of Section 4001 of ERISA or Section 414 of the Code.

“Estimated Adjusted Base Purchase Price” means the Company’s good faith estimate of the Adjusted Base Purchase Price as set forth in the Preliminary Closing Statement.

“Estimated Closing Balance Sheet” is defined in Section 2.4.1.

“Estimated Deductions” means the Company’s good faith estimate of Company Indebtedness and the Transaction Expenses, in each case, as set forth in the Preliminary Closing Statement (and approved by the Buyer in accordance with Section 2.4.1).

“Family” means, with respect to an individual, the individual’s spouse or children.

“Filing” means any material registration, declaration, notice, report submission or other filing.

“Final Adjusted Base Purchase Price” is defined in Section 2.4.5.

“Final Deductions” is defined in Section 2.4.5.

“Financial Statements” is defined in Section 3.5.

“FIRPTA Certificate” is defined in Section 8.9.4.

“Fraud” means, [REDACTED].

“Fundamental Representations” is defined in Section 10.1.

“Funds Requiring GP Amendment” mean the funds set forth on Schedule 6.10.

“Funds Requiring LP Consent” mean the funds set forth on Schedule 6.9.

“GAAP” means U.S. generally accepted accounting principles, as in effect from time to time.

“Governmental Authority” means any U.S. or non-U.S. national, federal, state, provincial or local, government or political subdivision thereof, any court, or any governmental agency, board or commission entitled to exercise any administrative, executive, judicial, legislative or regulatory authority or power, or any self-regulatory organizations.

“GP Amendments” is defined in Section 6.11.

“Hazardous Substance” means “hazardous substance” (as defined in 42 U.S.C. § 9601(14)) and other hazardous or toxic substances, wastes or materials, pollutants or contaminants (including polychlorinated biphenyls, friable asbestos, radioactive materials, petroleum products and byproducts, and fractions thereof) regulated under Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations issued thereunder.

“Indebtedness” means with respect to any Person, and without duplication, all outstanding amounts, liabilities and obligations, contingent or otherwise, of such Person (a) in respect of indebtedness for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) relating to reimbursement obligations with respect to letters of credit and bankers’ acceptances, to the extent drawn upon (without duplication of other indebtedness supported or guaranteed thereby), (d) capitalized leases, (e) for the deferred purchase price of property or services, and (f) interest, premiums, penalties and other amounts owing in respect of the items described in the foregoing clauses (a) through (e) (including, for the avoidance of doubt, any pre-payment or similar penalties in respect of the repayment of any of the foregoing). Notwithstanding the foregoing, the definition of “Indebtedness” shall not include any liabilities or obligations, contingent or otherwise, relating to (i) intercompany indebtedness, (ii) operating leases, (iii) undrawn letters of credit (including any that are outstanding under the Credit Agreement), (iv) amounts included in Transaction Expenses, or (iv) any pension plans.

“Indemnitee” means any Person entitled to indemnification pursuant to Article 10.

“Indemnitor” means any Person required to provide indemnification pursuant to Article 10.

“Independent Accountant” means Grant Thornton LLP or, if Grant Thornton LLP is unable to serve in such capacity, such other nationally recognized accounting firm upon which the Buyer and the Seller Representatives reasonably agree shall serve as the Independent Accountant.

“Insurance Policies” is defined in Section 3.17.

“Intellectual Property” means all (a) patents and patent applications (including divisions, continuations, continuations in part and renewal applications), in any jurisdiction, (b) trademarks, service marks, brand names, trade names, trade dress, domain names and other indications or origin (and all goodwill associated therewith and all registrations and applications therefor), (c) copyrights, whether registered or not (and all registrations and applications therefor), (d) trade secrets and confidential information protectable by applicable law, and rights in any jurisdiction to limit the use or disclosure thereof by any Person, (e) moral rights, database rights, design rights, mask works, know-how, publicity rights and privacy rights, and (f) any other intellectual property or proprietary rights protectable by applicable law in any jurisdiction.

“Interim Financial Statements” is defined in Section 3.5.

“Investment Advisory Contracts” means all agreements and arrangements for performing investment advisory or investment management services.

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, injunction or settlement entered, issued, made or rendered by, or any consent agreement or other Contract with, any Governmental Authorities (in each case whether temporary, preliminary or permanent).

“Landlord” is defined in Section 8.15.

“Leases” is defined in Section 3.8.2(a).

“Legal Requirement” means any Federal, state, local, foreign, international or multinational treaty, constitution, statute or other law (including common law), ordinance, rule or regulation.

“Lenders Accounts” is defined in Section 2.3.1(a).

“Lien” means, with respect to any property or asset, any mortgage, pledge, hypothecation, security interest, encumbrance, lien, charge, claim, option to purchase, easement, covenant, encroachment, proxy, preemptive right or other restrictions or limitations of a similar nature.

“Limitation Date” is defined in Section 10.1.

“Lookback Date” means March 31, 2014.

“Losses” is defined in Section 10.2.1.

“LP and Client Consents” is defined in Section 6.9.

“Master Lease” is defined in Section 8.15.

“Material Adverse Effect” means [REDACTED].

“Material Contract” is defined in Section 3.14.1.

“Non-Controlling Party” is defined in Section 10.6.4.

“Nonparty Affiliates” is defined in Section 11.17.

“Obligations” is defined in Section 11.22.

“Organizational Documents” means, with respect to any Person (other than an individual), the certificate or articles of incorporation, formation or organization of such Person and any limited liability company, operating or partnership agreement, by-laws or similar documents or agreements relating to the legal organization of such Person.

“Outside Date” is defined in Section 9.1.4.

“Owned Intellectual Property” means the Intellectual Property owned or purported to be owned by the Acquired Companies and used in the conduct of their business as presently conducted.

“Owned Premises” is defined in Section 3.8.1.

“Ownership Schedule” means the schedule of the Sellers’ membership interests in and percentage ownership of the Company, attached hereto as the Ownership Schedule.

“Parent” is defined in the Preamble.

“Payoff Letters” is defined in Section 6.7.

“Performance Payees” is defined in Section 2.5.1.

“Performance Payment” is defined in Section 2.5.1.

“Performance Period” is defined in Section 2.5.1.

“Permits” is defined in Section 3.12.

“Permitted Claims” is defined in Section 10.3.

“Permitted Liens” means (a) statutory Liens for Taxes, special assessments or other governmental and quasi-governmental charges not yet due and payable or the amount or validity of which is being contested in good faith and for which adequate reserves have been provided in the applicable Acquired Company’s Financial Statements in accordance with GAAP, (b) landlords’, warehousepersons’, mechanics’, materialmens’, carriers’, Liens to secure claims for labor, material or supplies and other similar Liens, (c) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security regulations, (d) zoning, building, entitlement and other land use regulations or restrictions, (e) the interests of the lessors and sublessors of any leased properties, (f) easements, rights of way and other imperfections of title or encumbrances that do not materially interfere with the present use of the property related thereto, (g) to the extent terminated in connection with the Closing, Liens securing payment, or any other obligations, of any of the Acquired Companies with respect to Indebtedness, (h) restrictions on the ownership or transfer of securities arising under applicable Legal Requirements, (i) Liens in respect of leased or financed personal property the payments for which are reflected in the Company’s Financial Statements or (j) Liens set forth on the Permitted Liens Schedule.

“Person” means any natural person or any corporation, partnership, limited liability company, other legal entity or Governmental Authority.

“Pre-Closing Company Counsel” is defined in Section 11.16.

“Pre-Closing Tax Period” means any Tax period or portion thereof ending on or before the Closing Date.

“Preliminary Closing Statement” is defined in Section 2.4.1.

[REDACTED].

[REDACTED] “Records” is defined in Section 8.1.

“Reference Balance Sheet” is defined in Section 3.5.

“Reference Balance Sheet Date” is defined in Section 3.5.

“Reorganization” means [REDACTED]

“Representative” means, with respect to any Person, any director, officer or employee of such Person and any agent, consultant, legal, accounting, financial or other advisor or other representative authorized by such Person to advise, represent or act on behalf of such Person.

“Restricted Period” means the period commencing on the Closing Date and ending on the [REDACTED] anniversary thereof.

“RIAs” means [REDACTED].

“Rollover Sellers” means each of Christopher Merrill, Dean Egerter, Steve Gordon and Rob Mathias.

“SEC” is defined in Section 3.23.5.

“Seller Indemnitees” is defined in Section 10.2.1.

“Seller Guarantees and Bonds” is defined in Section 8.13.

“Seller Guarantors” is defined in Section 8.13.

“Seller Representatives” is defined in Section 11.21.1.

“Sellers” is defined in the Preamble.

“Solvent” means, with respect to any Person, that (i) the sum of the assets, at a fair valuation, of such Person and its Subsidiaries (on a consolidated basis) exceeds their respective liabilities, (ii) each of such Person and its Subsidiaries (on a consolidated basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts or other liabilities beyond its ability to pay such debts and other liabilities as such debts and other liabilities mature or become due, in each case, any such intent or belief to be determined on the date of determination of whether such Person is Solvent, and not on any later date, and (iii) each of such Person and its Subsidiaries (on a consolidated basis) has sufficient capital with which to conduct its business, as of the date of determination of whether such Person is Solvent, taking into account the facts and circumstances then known to such Person.

“Straddle Period” is defined in Section 8.9.5.

“Sublease” is defined in Section 8.15.

“Subsidiary” of any Person means another Person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person.

“Tax” means (i) any U.S. federal, state or local, or non-U.S. tax, governmental fee or other like assessment or charge of any kind whatsoever, including income, franchise, profits, gross receipts, repatriation or deemed repatriation, ad valorem, net worth, value added, estimated, severance, license, sales, use, real or personal property, payroll, withholding, employment, social security (or similar), excise, stamp, registration, alternative and add-on minimum tax imposed by any Taxing Authority, whether disputed or not, and including all interest, penalties, additional taxes, additions to tax and any additional amounts imposed with respect thereto; (ii) in the case of any Acquired Company, any liability for the payment of any amount of the type described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated, unitary or similar basis, as a result of any obligation under any agreement or arrangement (including any Tax Sharing Agreement), as a result of being a transferee or successor, or by contract or otherwise under the laws of the jurisdiction(s) in which such Acquired Company operates or has operated.

“Tax Returns” means returns, reports, forms, elections, declarations, disclosures and information statements filed or required to be filed with a Taxing Authority in connection with any Taxes, including any schedules or attachments thereto or amendments thereof.

“Tax Sharing Agreement” means any agreement or arrangement (whether or not written) binding any Acquired Company that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

“Taxing Authority” means any U.S., federal, state, local, non-U.S. or other Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Transaction Expenses” means [REDACTED].

“Transaction Expenses Accounts” is defined in Section 2.3.1(b).

“Transaction Matter” is defined in Section 10.3.

“Transaction Tax Deductions” means any Tax deductions that are properly deductible under applicable Legal Requirements relating to (i) the payment or incurrence of any Transaction Expenses and (ii) any other deductible payments attributable to the Transactions economically borne by the Sellers. For this purpose, any success-based fees and non-refundable milestone payments shall be treated as deductible in accordance with Rev. Proc. 2011-29.

“Transactions” means the purchase and sale of the Acquired Securities as contemplated by this Agreement.

“Transfer Taxes” means any sales, use, stock transfer, value added, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the Transactions.

“Transition Services Agreement” means that certain Transition Services Agreement, dated as of the date hereof and to be effective upon the Closing, between the Company and [REDACTED].

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101, as amended, and any comparable federal, state, or local Legal Requirement regarding reductions in force, mass layoffs, relocations, and plant closings.

“Working Capital” means [REDACTED].

“Working Capital Target” means $[REDACTED].

2.                  Purchase and Sale; Closing.

2.1.                                    Purchase and Sale of the Acquired Securities. On the terms and subject to the conditions set forth in this Agreement, at the Closing and upon payment of the Estimated Adjusted Base Purchase Price by the Buyer in accordance with Section 2.3.1(c), the Buyer shall purchase and accept from the Sellers, and the Sellers shall sell to the Buyer, free and clear of all Liens, the Acquired Securities.

2.2.                                    The Closing. Subject to the terms and conditions hereof, the closing of the Transactions (the “Closing”) shall take place via electronic exchange of executed documents on the third Business Day following, the satisfaction or waiver of each of the conditions set forth in Articles 6 and 7 hereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at Closing), or at such other time and place as the Buyer and the Sellers may agree in writing. The date on which the Closing occurs is called the “Closing Date”. Subject to the provisions of Article 9, the failure of any party to consummate the Closing on the date and time determined pursuant to this Section 2.2 shall not result in the termination of this Agreement and shall not relieve such party of any obligation under this Agreement. No party may rely on the failure of any condition set forth in Articles 6 or 7 to be satisfied if such failure was principally caused by such party’s breach of this Agreement.

2.3.                                    Closing Deliveries and Payments.

2.3.1.      Buyer Closing Deliveries and Payments. At the Closing, the Buyer shall deliver or cause to be delivered the following:

(a)                to accounts of the lenders under the applicable Company Indebtedness and in accordance with the applicable Payoff Letters (the “Lenders Accounts”), by wire transfer of immediately available funds, the Company Indebtedness as set forth in the Preliminary Closing Statement;

(b)               to accounts of third parties to whom Transaction Expenses are owed as of the Closing, specified by the Sellers at least two (2) Business Days prior to the Closing Date (the “Transaction Expenses Accounts”), by wire transfer of immediately available funds, the Transaction Expenses as set forth in the Preliminary Closing Statement;

(c)                to an account specified by each Seller at least two (2) Business Days prior to the Closing Date, by wire transfer of immediately available funds, an amount equal to (a) the Estimated Adjusted Base Purchase Price multiplied by the percentage set forth opposite such Seller’s name on the Acquired Securities Schedule minus (b) the Estimated Deductions multiplied by the percentage set forth opposite such Seller name on the Ownership Schedule; and

(d)               to the Sellers, the various certificates, instruments and documents referred to in Article 7.

2.3.2.      Sellers Closing Deliveries and Payments. At the Closing, the Sellers shall deliver or cause to be delivered to the Buyer, the various certificates, instruments and documents referred to in Article 6.

2.4.                                    Purchase Price Adjustment.

2.4.1.      Estimated Balance Sheet and Preliminary Closing Statement. [REDACTED] will prepare or cause to be prepared in good faith and delivered to [REDACTED] not later than three (3) Business Days prior to the Closing Date, an estimated consolidated balance sheet of the Acquired Companies (the “Estimated Closing Balance Sheet”) as of the Effective Time, together with a written statement (“Preliminary Closing Statement”) setting forth in reasonable detail the Company’s good faith estimates of (i) Working Capital, (ii) Company Indebtedness, (iii) Transaction Expenses and (iv) the Estimated Adjusted Base Purchase Price, in each case, as derived from the Estimated Closing Balance Sheet in accordance with the Accounting Principles. [REDACTED]

2.4.2.      Closing Balance Sheet and Closing Statement. As promptly as practicable, but in any event within sixty (60) days following the Closing Date, [REDACTED] will prepare or cause to be prepared in good faith, and will provide to [REDACTED], a consolidated balance sheet of the Acquired Companies as of the Effective Time (the “Closing Balance Sheet”), together with a written statement (the “Closing Statement”) setting forth in reasonable detail the Buyer’s determinations of (i) Working Capital, (ii) Company Indebtedness, (iii) Transaction Expenses and (iv) the Adjusted Base Purchase Price, in each case, as derived from the Closing Balance Sheet in accordance with the Accounting Principles. [REDACTED]

2.4.3.      Dispute Notice. The Closing Balance Sheet and the Closing Statement (and the proposed determinations of Working Capital, Company Indebtedness, Transaction Expenses and Adjusted Base Purchase Price reflected on the Closing Statement) will be final, conclusive and binding on the parties unless the Seller Representatives provide a written notice, which dispute may only be based on whether such item was calculated or determined in compliance with this Agreement (a “Dispute Notice”) to the Buyer no later than thirty (30) days following delivery of the Closing Balance Sheet and the Closing Statement setting forth in reasonable detail any item(s) or amount(s) on the Closing Balance Sheet and/or the Closing Statement that are disputed by the Seller Representatives (each, a “Disputed Item”). Any item or amount in the Closing Balance Sheet or Closing Statement to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties.

2.4.4.      Resolution of Disputes. The Buyer and the Seller Representatives will attempt to resolve the Disputed Items in good faith during the twenty (20) day period following delivery of the Dispute Notice. During such twenty (20) day period, the Buyer shall provide, and shall cause the Acquired Companies to provide, the Seller Representatives and their Representatives with reasonable access to the work papers and other materials used or considered by the Buyer in the preparation of the Closing Balance Sheet and the Closing Statement, and reasonable access to personnel and Representatives of the Buyer and the Acquired Companies who prepared, the Closing Balance Sheet and the Closing Statement. Disputed Items resolved by the Seller Representatives and the Buyer within such twenty (20) day period will be final, conclusive and binding on the parties. If the Buyer and the Seller Representatives are unable to resolve any Disputed Items in the Dispute Notice within such twenty (20) day period, either the Buyer or the Seller Representatives may provide written notice to the other (the “Dispute Submission Notice”) that it is submitting the remaining Disputed Items for resolution by the Independent Accountant. The Buyer and the Seller Representatives will instruct the Independent Accountant to render its decision within thirty (30) days (and in any event as soon as practicable) following the submission to the Independent Accountant of their respective final calculations of the Disputed Items as presented in the Buyer’s Closing Balance Sheet and/or Closing Statement pursuant to Section 2.4.2 and the Seller Representatives’ Dispute Notice pursuant to Section 2.4.3 (which the Buyer and the Seller Representatives shall submit to the Independent Accountant not later than ten (10) days following the giving of the Dispute Submission Notice). Each of the Buyer and the Seller Representatives shall, and the Buyer shall cause the Acquired Companies to, use reasonable best efforts to comply with all reasonable requests by the Independent Accountant for access to their respective work papers, information, books, records and similar items, personnel and Representatives. The Independent Accountant will review such final calculations of the Disputed Items and will resolve the dispute with respect to each of the Disputed Items by determining whether the Seller Representatives’ final calculation thereof or the Buyer’s final calculation thereof is more correct and, based on such determination, adopting the Seller Representatives’ final calculation of such Disputed Item or the Buyer’s final calculations of such Disputed Item, or a position between the positions of the Buyer and Seller Representatives. The parties shall instruct the Independent Accountant that its determination must be (a) prepared in accordance with the definitions set forth herein, (b) in writing and shall include a reasonably detailed statement of the basis for the Independent Accountant’s decision, and (c) furnished to each of the Buyer and the Sellers Representatives within thirty (30) days, to the extent practicable, and in any event as promptly as practicable, after the Seller Representatives’ and the Buyer’s respective final calculations of the Disputed Items have been submitted to the Independent Accountant. Absent manifest error, the Independent Accountant’s determination shall be final, conclusive and binding on the parties, and judgment on such decision may be entered in any court of competent jurisdiction. [REDACTED]

2.4.5.      Post-Closing Purchase Price Adjustment. As promptly as possible, but in any event no later than the fifth (5th) Business Day following the final determination, in accordance with Section 2.4.3 and/or Section 2.4.4, of the Adjusted Base Purchase Price (the “Final Adjusted Base Purchase Price”) and the Deductions (the “Final Deductions”):

(a)                if, with respect to each Seller, (i) an amount equal to (A) the Estimated Adjusted Base Purchase Price multiplied by the percentage set forth opposite such Seller’s name on the Acquired Securities Schedule minus (B) the Estimated Deductions multiplied by the percentage set forth opposite such Seller name on the Ownership Schedule is greater than (ii) an amount equal to (A) the Final Adjusted Base Purchase Price multiplied by the percentage set forth opposite such Seller’s name on the Acquired Securities Schedule minus (B) the Final Deductions multiplied by the percentage set forth opposite such Seller name on the Ownership Schedule, then [REDACTED]or

(b)               if, with respect to each Seller, (i) an amount equal to (A) the Estimated Adjusted Base Purchase Price multiplied by the percentage set forth opposite such Seller’s name on the Acquired Securities Schedule minus (B) the Estimated Deductions multiplied by the percentage set forth opposite such Seller name on the Ownership Schedule is less than (ii) an amount equal to (A) the Final Adjusted Base Purchase Price multiplied by the percentage set forth opposite such Seller’s name on the Acquired Securities Schedule minus (B) the Final Deductions multiplied by the percentage set forth opposite such Seller name on the Ownership Schedule, then such Buyer shall pay to such Seller such shortfall amount by wire transfer of immediately available funds.

2.5.                                    Performance Payment.

2.5.1.      Performance Payment. Following the Closing, the Persons set forth on the Allocation of Performance Payments Schedule (the “Performance Payees”) shall be entitled to receive from the Buyer additional amounts based on the Company’s performance during the [REDACTED] (the “Performance Period”). The amount, if any, paid with respect to the Performance Period (the “Performance Payment”) shall be determined and paid in accordance with this Section 2.5. Any Performance Payments will be allocated as set forth on the Allocation of Performance Payments Schedule. The Sellers may, upon unanimous agreement, and written notice to the Buyer, revise the Allocation of Performance Payments Schedule from time to time before Closing; provided that (i) the total allocation percentage does not exceed 100% and (ii) in the event of any such reallocation, any increase in the cost or expenses arising from or relating to such reallocation, including any increase in Taxes, will be borne by the Performance Payees on a pro rata basis based on the percentages set forth on the final Allocation of Performance Payments Schedule.

2.5.2.      Calculation. The amount of the Performance Payment shall be equal to One Hundred Million Dollars ($100,000,000) multiplied by a fraction, the numerator of which is the Average EBITDA during the Performance Period minus [REDACTED], and the denominator of which is [REDACTED]; provided, that the Performance Payment shall not exceed One Hundred Million Dollars ($100,000,000) and shall not be less than zero.

2.5.3.      Determination. By March 1, 2022, the Buyer shall deliver to the Seller Representatives a statement that sets forth in reasonable detail its calculation of Average EBITDA for the Performance Period (the “EBITDA Statement”), in a manner and on a basis consistent with the definitions set forth herein and preparation of the EBITDA Illustration Schedule. The Buyer and its auditors will make available to the Seller Representatives and their Representatives reasonable access during normal business hours to the records and work papers used in preparing the EBITDA Statement. If the Seller Representatives disagree with the computation of Average EBITDA as reflected in the EBITDA Statement, the Seller Representatives may, within 30 days after receipt of the applicable EBITDA Statement, deliver a notice (an “EBITDA Objection Notice”) to the Buyer setting forth the Seller Representatives’ calculation of Average EBITDA for the Performance Period. Any dispute between the Buyer and Seller Representatives shall be resolved pursuant to the methodology set forth in Section 2.4.4, mutatis mutandis.

2.5.4.      Payment. The Buyer will, within ten (10) Business Days after the determination thereof, pay to the Performance Payees in accordance with the Allocation of Performance Payments Schedule an aggregate amount equal to the Performance Payment. Such payment will be made by wire transfer of immediately available funds to the accounts identified in writing by each Performance Payee ten (10) Business Days prior to such payment. If, pursuant to Section 2.5.3 above, there is a dispute as to the final determination of Average EBITDA, the Buyer shall promptly pay to the Performance Payees, such amounts as are not in dispute, pending final determination of such dispute pursuant to Section 2.5.3.

2.5.5.      [REDACTED].

2.5.6.      Contractual Right. The right of the Performance Payees to receive the Performance Payment (i) is solely a contractual right and is not a security for purposes of any federal or state securities laws (and shall confer upon the Performance Payees only the rights of a general unsecured creditor under applicable state law); (ii) will not be represented by any form of certificate or instrument; (iii) does not give the Performance Payees any dividend rights, voting rights, liquidation rights, preemptive rights or other rights common to holders of the Buyer’s capital stock; and (iv) is not redeemable. Any amounts payable under this Section 2.5 shall be treated as an adjustment to the Adjusted Base Purchase Price for all Tax purposes, unless otherwise required by applicable Legal Requirement.

2.5.7.      Operating Covenants. [REDACTED].

2.5.8.      Annual Financial Statements. On or before March 1st of each year during the Performance Period, the Buyer shall deliver to the Seller Representatives the consolidated balance sheet of the Acquired Companies for the immediately preceding calendar year, and the related statements of income and cash flows (if any), in each case in the same form as the financial statements that have been delivered by the Company to the Buyer for such period. [REDACTED].

2.6.                                    Exclusion of Equity Interests. For the avoidance of doubt, the Buyer is not acquiring, and the Sellers are not assigning, directly or indirectly, any of the Equity Interests in the Persons set forth on Schedule 2.6 except as contemplated in Section 6.10 and Exhibit E.

2.7.                                    Withholding. Each of the Buyer, its Affiliates and, effective upon the Closing, the Acquired Companies, and any of their agents, shall be entitled, upon three (3) Business Days’ prior written notice, to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or non-U.S. law. If any amount is so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such deduction or withholding was imposed.

3.                  Representations and Warranties with Respect to the Acquired Companies.

Except as provided in the Disclosure Schedules, the Company represents and warrants to the Buyer as follows:

3.1.                                    Power and Authorization. The Company has full limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Transactions. The Company has taken all limited liability company actions or proceedings required to be taken by or on the part of the Company to authorize and permit the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is, or specified to be, a party, and the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions. This Agreement has been duly executed and delivered by the Company, and at or before the Closing the Company will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and assuming the due authorization, execution and delivery by each of the other parties hereto, this Agreement constitutes, and each Ancillary Agreement to which the Company is, or specified to be, a party constitutes or will constitute when executed the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Legal Requirements in effect which affect the enforcement of creditors’ rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity.

3.2.                                    Organization. The Company is (a) duly organized, validly existing and in good standing under the Legal Requirements of the jurisdiction of its organization and (b) duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except where a failure to be so qualified or licensed or in good standing has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect. A true and complete list of the jurisdictions in which the Acquired Companies are so qualified is set forth in Schedule 3.2. The Company has delivered to the Buyer true and complete copies of the Organizational Documents of each Acquired Company.

3.3.                                    Capitalization and Subsidiaries.

3.3.1.      On the date hereof, and immediately prior to Closing after giving effect to the Reorganization, the outstanding Equity Interests of the Company consists of one hundred (100) units of limited liability company interests, fifty (50) of which are classified as Class A Common Units and fifty (50) of which are classified as Class B Common Units.

3.3.2.      All of the issued and outstanding Equity Interests in the Company, including the Acquired Securities, were issued to the Sellers. All such issued and outstanding Equity Interests in the Company, including the Acquired Securities, are duly authorized, validly issued and are fully paid and nonassessable, and, except as set forth on Schedule 3.3.2, not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Legal Requirement.

3.3.3.      Except as set forth on Schedule 3.3.3, there are no outstanding options, warrants or other rights of any Person to acquire any Acquired Securities or any other Equity Interests in, the Company, or securities exercisable or exchangeable for, or convertible into, Equity Interests in, the Company.

3.3.4.      Schedule 3.3.4 sets forth a true and complete list of the name and jurisdiction of organization of each Acquired Company (other than the Company). Each Acquired Company listed on Schedule 3.3.4 is duly formed and validly existing under the Legal Requirements of its jurisdiction of organization, has the power and authority to own, operate or lease the properties and assets now owned, operated or leased by such Acquired Company and to carry on its business in all material respects as currently conducted, and is duly qualified or licensed to do business as a foreign entity, and is in good standing as such, in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licensed or be in good standing has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect. Except as set forth on Schedule 3.3.3, neither the Company nor any other Acquired Company owns any equity securities of or interests in any Person other than another Acquired Company.

3.3.5.      Except as set forth in Schedule 3.3.5, each Acquired Company listed on Schedule 3.3.5 is wholly owned directly or indirectly by another Acquired Company. Except as set forth in Schedule 3.3.5, there are no outstanding options, warrants or other rights of any Person to acquire any Equity Interests in, such Acquired Company, or Equity Interests exercisable or exchangeable for, or convertible into, Equity Interests in, such Acquired Company.

3.4.                                    No Violation or Approval; Consents. Except as set forth in Schedule 3.4, neither the execution and delivery of this Agreement by the Company, the execution and delivery by the Company of each Ancillary Agreement to which it is, or is specified to be, a party, nor the consummation of the Transactions and compliance by the Company with the terms hereof and thereof will:

3.4.1.      require the consent, waiver, approval, order or authorization of, or filing with, any Governmental Authority, other than required filings under the HSR Act and required approvals and filings under applicable non-U.S. antitrust and competition laws;

3.4.2.      contravene, conflict with, result in a breach, violation or termination of, acceleration of obligations under, default under, require the consent of any third party under, or give rise to the imposition of a Lien on any of the assets or properties of the Acquired Companies under, (i) the Organizational Documents of the Acquired Companies, (ii) any Contract to which any Acquired Company is a party or (iii) any Permit or Legal Requirements applicable to the Company; or

3.4.3.      result in the imposition of any Liens (other than Permitted Liens) upon any of the assets or Intellectual Property of any Acquired Company.

3.5.                                    Financial Statements.

3.5.1.      Schedule 3.5.1 sets forth: (a) the audited consolidated balance sheet of the Acquired Companies as of December 31, 2017, and December 31, 2016, and the related statements of income and cash flows for the fiscal years then ended (the “Annual Financial Statements”), and (b) the unaudited consolidated balance sheet of the Acquired Companies as of March 31, 2018 (respectively, the “Reference Balance Sheet,” and the “Reference Balance Sheet Date”) and the related statement of income for such three-month period (the “Interim Financial Statements” and, collectively with the Annual Financial Statements, the “Financial Statements”). The Financial Statements (i) present fairly in all material respects the financial position of the Acquired Companies and the results of operations, cash flows and changes in members’ equity of the Acquired Companies (on a consolidated basis) as of the respective dates thereof and for the periods covered thereby and (ii) were prepared from the books and records of the Acquired Companies in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, subject, in the case of Interim Financial Statements, to normal year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes.

3.5.2.      The books and records of the Acquired Companies are true and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all the transactions and actions therein described. At the Closing, all such books and records will be in the possession of the Company or the applicable Acquired Company.

3.5.3.      No Acquired Company has any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), other than those, (a) as disclosed, reflected or reserved against in the Financial Statements, (b) incurred in the ordinary course of business since the Reference Balance Sheet Date, (c) as set forth on Schedule 3.6, or (c)  that do not constitute, and would not reasonably be expected to result in, a Material Adverse Effect.

3.5.4.      The Acquired Companies maintain internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management’s general or specific authorization and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.5.5.      The records, systems, controls, data and information of the Acquired Companies are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company (including all means of access thereto and therefrom). The Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and its internal auditors and the audit committee (if applicable) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

3.6.                                    Ordinary Course of Business. Since the Reference Balance Sheet Date: (a) the Acquired Companies have operated in the ordinary course of business; (b) there has not occurred any event and no circumstances exist that constitute or could reasonably be expected to result in a Material Adverse Effect; and (c) no Acquired Company has taken any action that, if taken after the date hereof, would constitute a breach of Section 8.2.

3.7.                                    Taxes. Except in each case as set forth on Schedule 3.7:

3.7.1.      Each of the Acquired Companies has timely filed, or has caused to be timely filed on its behalf (after giving effect to extensions), all income and other material Tax Returns required to be filed by it. All such Tax Returns are complete and accurate and disclose all Taxes required to be paid by or with respect to the Acquired Companies for the periods covered thereby. All income and other material Taxes (whether or not shown on any Tax Returns) for which the Acquired Companies may be liable have been timely paid.

3.7.2.      All material Taxes required to have been withheld and paid in connection with amounts paid by each of the Acquired Companies to any employee or independent contractor have been withheld and paid to the appropriate Taxing Authority or adequate accruals or reserves have been established for such Taxes, in accordance with GAAP, on the Reference Balance Sheet.

3.7.3.      Schedule 3.7.3 sets forth a schedule of the Tax Returns referred to in Section 3.7.1 with respect to which, to the Company’s Knowledge, an examination is pending by any Governmental Authority.

3.7.4.      There is no outstanding, pending or, to the Company’s Knowledge, proposed or threatened Action or, to the Company’s Knowledge, investigation, audit, claim or examination, in each case, concerning Taxes for which any Acquired Company may be liable raised by a Taxing Authority that, if determined adversely to any Acquired Company, would reasonably be expected to result in material Tax liability.

3.7.5.      There has been no waiver of any statute of limitations in respect of Taxes of any Acquired Company that remains in effect, and no written request for such a waiver is outstanding.

3.7.6.      No Governmental Authority (whether within or without the United States) in which any Acquired Company has not filed a particular type of Tax Return or paid a particular type of Tax has asserted that such Acquired Company is required to file such Tax Return or pay such type of Tax in such taxing jurisdiction.

3.7.7.      All deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in Section 3.7.1 have been paid in full or otherwise finally resolved.

3.7.8.      The charges, accruals and reserves for Taxes with respect to the Acquired Companies reflected on the books of the Acquired Companies (excluding any provision for deferred income Taxes) are adequate to cover Tax liabilities accruing through the end of the last period for which the Acquired Companies have recorded items on their respective books, and since the end of the last period for which the Acquired Companies have recorded items on their respective books, no Acquired Company has incurred any Tax liability, engaged in any transaction, or taken any other action, other than in the ordinary course of business.

3.7.9.      There are no Tax rulings, requests for rulings, or closing agreements relating to Taxes for which the any Acquired Company may be liable that could affect any Acquired Company’s liability for Taxes for any taxable period ending after the Closing Date.

3.7.10.  Since the Reference Balance Sheet Date, no Acquired Company has prepared or filed any Tax Return or taken any action or position relating to Tax in any Tax Return that is inconsistent with past practice or with any position previously taken that would have a Material Adverse Effect.

3.7.11.  No Acquired Company will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other Tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case prior to Closing.

3.7.12.  There are no liens for Taxes upon the assets of any Acquired Company except liens relating to current Taxes not yet due.

3.7.13.  Since the Lookback Date, no Acquired Company has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (or any other group of corporations filing Tax Returns on a combined, consolidated, unitary or similar basis in any jurisdiction in which an Acquired Company operates and has operated) other than such an affiliated group with respect to which the Company was the common parent.

3.7.14.  To the Company’s Knowledge, none of the Acquired Companies are a party to or bound by any Tax Sharing Agreement, other than any such agreement (a) as to which only Acquired Companies are parties or (b) not primarily related to Taxes.

3.7.15.  No Acquired Company has any liability for Taxes of another Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), under any agreement or arrangement, as a transferee or successor, or by contract or otherwise.

3.7.16.  No Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) and, with respect to each transaction in which any Acquired Company has participated that is a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other law.

3.7.17.  Any powers of attorney granted by any Acquired Company prior to the Closing relating to Taxes will terminate and be of no effect following the Closing.

3.7.18.  Each Acquired Company (except for Harrison Street Real Estate Capital, Ltd. and Riverpoint, Ltd.) since such Acquired Company’s inception has been either a partnership or a disregarded entity for U.S. federal income tax purposes.

3.7.19.  The Company is treated as a partnership for U.S. federal income tax purposes.

3.7.20.  No transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code (relating to “FIRPTA”) (or similar provision of state, local or foreign law).

3.8.                                    Property.

3.8.1.      Owned Premises. No Acquired Company owns any real property.

3.8.2.      Leased Properties.

(a)                Schedule 3.8 sets forth a complete list of all leases of real property by, or other interests in real property held by, an Acquired Company (the “Leases”), and identifies any material base leases and reciprocal easements or operating Contracts relating thereto. The Company has delivered or made available to the Buyer copies of the Leases.

(b)               Except as set forth on Schedule 3.8 hereto, as of the date hereof, (i) the applicable Acquired Company has a good and valid leasehold estate in all real property under the applicable Lease, (ii) each of the Leases is a valid and binding agreement of the Acquired Company party thereto and is in full force and effect, (iii) no Acquired Company is and, to the Company’s Knowledge, no other party is in material default under, or in material breach or violation of, any Lease and (iv) [REDACTED], no event has occurred on or prior to the date hereof that (with or without notice, lapse of time or both) would constitute a material default under any Lease.

3.8.3.      Tangible Assets. The Acquired Companies have (in the case of owned personal property) good and valid title to, or (in the case of leased personal property) a valid leasehold interest in all of the tangible assets reflected in the Interim Financial Statements or thereafter acquired by the Acquired Companies, free and clear of all Liens except for Permitted Liens, excluding assets sold or disposed of in the ordinary course of business.

3.9.                                    Operations in Conformity with Laws.

3.9.1.      Except as set forth on Schedule 3.9, (i) since the Lookback Date, the Acquired Companies are and at all times since the Lookback Date have been in compliance in all material respects with all Legal Requirements applicable to any Acquired Company or any assets owned or used by any of them and, (ii) [REDACTED] no circumstances exist and since the Lookback Date no event has occurred that (with or without notice or lapse of time, or both) would constitute or result in a violation by any Acquired Company of, or a failure on the part of any Acquired Company to comply with, any Legal Requirements applicable to any Acquired Company or any assets owned or used by any of them, or would give rise to any obligation on the part of any Acquired Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. None of Sellers or any Acquired Company has received any written notice or communication from a Governmental Authority asserting any material violation of applicable Legal Requirements by an Acquired Company or alleging that any Acquired Company is not in compliance in any material respect with any Legal Requirements, other than as set forth on Schedule 3.9.1.

3.9.2.      Since the Lookback Date, the RIAs have not been the subject of any Action or, the Company’s Knowledge, any investigation, involving the Securities and Exchange Commission or any other Governmental Authority having jurisdiction over the business activities of the RIAs.

3.9.3.      Since the Lookback Date, the RIAs have not been the subject of any order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining the RIAs from, or otherwise limiting, the following activities: (i) acting as an investment adviser or engaging in or continuing any conduct or practice in connection with such activity, or (ii) engaging in any activity in connection with the purchase or sale of any security.

3.10.                                Benefit Plans.

3.10.1.  Company Plans. Schedule 3.10 sets forth a list of all material Company Plans. “Company Plan” means any Employee Plan that is sponsored or maintained by any of the Acquired Companies, to which an Acquired Company contributes or is required to contribute, that benefits any employee or former employee of an Acquired Company or with respect to which any Acquired Company has any liability or obligation. With respect to each material Company Plan, the Company has made available to Buyer, as applicable, (i) all plan documents (or, with respect to any unwritten Company Plan, a written summary of the material terms thereof), related trust agreements, insurance contracts and policies and all amendments thereto, (ii) all current summary plan descriptions and summaries of material modifications thereto, (iii) the Form 5500 annual reports and accompanying schedules and actuarial reports for the most recently completed three plan years, (iv) the most recent determination or opinion letter from the Internal Revenue Service, (v) all correspondence received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or any other Governmental Authority during the past six years, and (vi) nondiscrimination testing results for the past three years.

3.10.2.  Plan Qualification; Plan Administration. Except as set forth on Schedule 3.10, (a) each Company Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a currently effective favorable determination or is entitled to rely on an opinion letter and there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification; and (b) each Company Plan has been administered in compliance in all material respects with ERISA and all other applicable Legal Requirements and with its terms.

3.10.3.  Claims. With respect to each Company Plan, there are no existing (or, to the Company’s Knowledge, threatened) Actions or claims (other than routine claims for benefits) or, to the Company’s Knowledge, audits or examinations.

3.10.4.  No Liability. Except as set forth in Schedule 3.10, no Company Plan is, and no Acquired Company or ERISA Affiliate has any liability with respect an Employee Plan (whether or not terminated) that is or was, subject to Section 302 or Title IV of ERISA or Section 412 of the Code. No Acquired Company or ERISA Affiliate has any liability on account of a violation of COBRA. No Company Plan is, and no Acquired Company has any liability with respect to, a “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA) or a “multiemployer plan” (as defined in Section 3(37) of ERISA). No fiduciary (within the meaning of Section 3(21) of ERISA) of any Company Plan subject to Part 4 of Subtitle B of Title I of ERISA has committed a breach of fiduciary duty with respect to that Company Plan that could subject an Acquired Company or an employee of an Acquired Company to any material liability (including liability on account of an indemnification obligation). No Acquired Company has incurred any excise Taxes under Chapter 43 of the Code and nothing has occurred with respect to any Company Plan that could reasonably be expected to subject any Acquired Company to any such Taxes.

3.10.5.  Retiree Benefits; Certain Welfare Plans. Except as set forth on Schedule 3.10 or as required pursuant to COBRA, no Company Plan provides or is required to provide medical, life insurance, disability or other welfare benefits or coverage (i) following retirement or other termination of employment or (ii) to any individual who is not a current or former employee of an Acquired Company (or a dependent thereof).

3.10.6.  Section 280G. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with another event) will or would be reasonably expected to (i) entitle any current or former director, officer, employee or consultant to any payment (including severance pay or similar compensation), any cancellation of indebtedness, or any increase in compensation; (ii) result in the acceleration of payment, funding or vesting under any Company Plan; or (iii) result in any increase in benefits payable under any Company Plan. Neither the execution and delivery of this Agreement nor the consummation of the Transactions will either alone or in combination with another event) result in an “excess parachute payment” within the meaning of Section 280G(b) of the Code. No Acquired Company has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 of the Code.

3.10.7.  Section 409A. Each Company Plan that is subject to Section 409A of the Code has been administered, operated and maintained in all respects according to the requirements of Section 409A of the Code, and no Acquired Company has been required to withhold or pay any Taxes as a result of a failure to comply with Section 409A of the Code. No Acquired Company has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A of the Code.

3.11.                                Intellectual Property.

3.11.1.  Schedule 3.11.1 sets forth a true and complete list of all Owned Intellectual Property registered, or subject to an application for registration. Except pursuant to a Material Contract, or otherwise as set forth on Schedule 3.11.1, no Acquired Company has received a license (excluding systems software licenses used on a company-wide bases and off-the-shelf, shrink wrap or click wrap software licenses) of any material Intellectual Property from any third party. Schedule 3.11.1 sets forth a true and complete list of all Intellectual Property registered, or subject to an application for registration, that is owned, filed by, or exclusively licensed to any Acquired Company. With respect to all Company Intellectual Property that is registered or subject to an application for registration, Schedule 3.11(i) sets forth a list of all jurisdictions in which such Company Intellectual Property is registered or in which registrations have been applied for and all registration and application numbers. Except as set forth in Schedule 3.11(ii), an Acquired Company is the sole and exclusive owner of, and the Acquired Companies have the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of and sublicense, without payment to any other Person, all the Owned Intellectual Property, and the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the Transactions do not and will not contravene, conflict with, alter or impair any such rights. Except as set forth in Schedule 3.11(ii), the Acquired Companies have the right to use all the Company Intellectual Property, subject to any license agreements applicable thereto, and the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the Transactions do not and will not contravene, conflict with, alter or impair any such rights. Since the Lookback Date, none of Sellers and the Acquired Companies have received any communication from any Person asserting any ownership interest in any owned Company Intellectual Property.

3.11.2.  . Except as set forth on Schedule 3.11.2,

(a)                all items of the Intellectual Property of an Acquired Company which were created, developed or conceived by its employees (or by any other Person for and on its behalf) are its sole and exclusive property and are owned by it free and clear of all Liens other than Permitted Liens, and such Acquired Company is in possession of current copies of all object codes, source codes and operating manuals pertaining thereto;

(b)               there are no Actions currently pending against any Acquired Company contesting the use or ownership of any Company Intellectual Property owned by such Acquired Company, or alleging that any Acquired Company is currently infringing the Intellectual Property of any other Person in any material respect, and

(c)                there are no Actions currently pending that have been brought by any Acquired Company against any Person alleging infringement of any Company Intellectual Property. [REDACTED], (i) the conduct of the business of the Acquired Companies as currently conducted does not infringe any Intellectual Property of any other Person, and (y) no Person is currently infringing any Owned Intellectual Property.

3.12.                                Permits.

3.12.1.  Schedule 3.12.1(a) sets forth all material certificates, permits, licenses, franchises and authorizations from Governmental Authorities (the “Permits”) issued or granted to an Acquired Company that are necessary to the conduct of its business or operations as presently conducted. All such Permits held by the Acquired Companies are valid and in full force and effect and the Acquired Company is in compliance, and since the Lookback Date, has complied, in all material respects with all terms and conditions thereof. Since the Lookback Date, none of Sellers or the Acquired Companies has received any written notice of any Action relating to (i) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any such Permit or (ii) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Permit. No event has occurred since the Lookback Date and, [REDACTED], no circumstance exists that (with or without notice or lapse of time, or both) (i) constitutes or could reasonably be expected to result, directly or indirectly, in a violation of, or a failure to comply with, any term or requirement of any such Permit or (ii) could reasonably be expected to result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Permit. All applications required to have been filed for the renewal of each such Permit have been duly filed on a timely basis with the appropriate Governmental Authority, and all other Filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Authority. None of such Permits will be subject to revocation, withdrawal, suspension, termination, nonrenewal or modification as a result of the execution and delivery hereof or any Ancillary Agreement or the consummation of the Transactions.

3.12.2.  The RIAs are registered as investment advisers with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. Each of the officers, managers or other senior employees of the RIAs hold all Permits that are necessary to the conduct of the RIAs’ businesses or operations as presently conducted, except where the failure to hold any such Permit would not reasonably be expected to have a Material Adverse Effect.

3.13.                                Environmental Matters. Except as set forth on Schedule 3.13, (a) each Acquired Company is in compliance with all Environmental Laws applicable to it in all material respects, (b) each Acquired Company holds, and is in compliance with, all material Permits required for the Acquired Companies to conduct their respective businesses under Environmental Laws; (c) there is not now pending or, to the Company’s Knowledge, threatened, any Action against an Acquired Company in connection with any past or present noncompliance with or activity regulated under such Environmental Laws; (d) none of Sellers or any Acquired Company has received any communication that alleges any Acquired Company is not or was not in compliance in any material respects with Environmental Laws, (e) there have been no releases of Hazardous Substances by the Company on or from any real property currently owned, leased or operated by an Acquired Company; (f) no Acquired Company has entered into or agreed to any Judgment and is not subject to any Judgment relating to compliance with Environmental Law or to investigation or cleanup of Hazardous Substance, (g) no Acquired Company has any contingent liabilities including any assumed, whether by contract or operation of law, liabilities or obligations, in connection with any Hazardous Substance or arising under any Environmental Laws in connection with its business or any formerly owned or operated divisions, Subsidiaries, or companies, that, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect, and (h) the Company has made available to the Buyer copies of all material environmental records, reports, studies or assessments in its possession. Notwithstanding any other provisions in this Agreement, the representations and warranties included in this Section 3.13 are the only representations and warranties made by the Company relating to environmental matters, including any and all matters arising under Environmental Laws.

3.14.                                Material Contracts.

3.14.1.  Schedule 3.14 sets forth a list of all Contracts of the types described below that are in effect on the date hereof (each, a “Material Contract”):

(a)                all agreements and arrangements for selling or promoting investment advisory, asset management or investment management services and finder’s agreements;

(b)               all Investment Advisory Contracts;

(c)                all employment agreements or severance agreements or employee termination arrangements, in any case, with respect to senior executive officers of the Acquired Companies and employees earning base salaries in excess of $[REDACTED]per year, that are not terminable at will or on 30 days or less notice by the applicable Acquired Company without penalty and severance agreements between an employee of any Acquired Company where the “severance benefits” payable by an Acquired Company to an employee of an Acquired Company under such agreement exceeds the amount of benefits payable to such employee under the Employee Plan;

(d)               all management, consulting or similar Contracts with any Person for which any Acquired Company would be reasonably likely to pay an amount in excess of $[REDACTED]over the life of the Contract or that requires any Acquired Company to use such Person on an exclusive basis and that is not terminable at will or on thirty (30) days or less notice by any Acquired Company without penalty;

(e)                all Contracts (other than purchase orders entered into in the ordinary course of business) or options to sell, lease (as lessor) or license (as licensor) any property or asset of an Acquired Company for an amount in excess of $[REDACTED]during 2017 or expected to exceed $[REDACTED]in 2018;

(f)                all Contracts (other than purchase orders entered into in the ordinary course of business) pursuant to which an Acquired Company has agreed to acquire or lease any property or asset for an amount in excess of $[REDACTED]during 2017 or expected to exceed $[REDACTED]in 2018;

(g)               all employment-related Contracts, plans or programs pursuant to which (i) material payments are required or (ii) the benefits payable, the time of payment or vesting of benefit under will increase upon a change of control of the Company or the transactions contemplated by this Agreement;

(h)               all Contracts pursuant to which an Acquired Company has an existing obligation to pay any amounts in excess of $[REDACTED] in respect of indemnification obligations, purchase price adjustment, or otherwise, in connection with any merger, consolidation or other business combination or any acquisition or disposition of a business;

(i)                 all Contracts to which an Acquired Company is bound or subject which is to be performed, in whole or in part, at or after the Closing Date and which involves or may involve aggregate payments by or to one or more Acquired Company on or after the Closing Date of more than $[REDACTED] in total in any period of twelve (12) consecutive calendar months;

(j)                 all Contracts that require an Acquired Company to (1) pay any royalties, honoraria, fees or other payments to any Person in excess of those payable prior to Closing as a result of the Transactions, or (2) provide or offer any discounts to, or other reductions in payment obligations of, any Person in excess of those provided to that Person prior to Closing as a result of the Transactions;

(k)               all material partnership, member, equityholder or joint venture agreements to which an Acquired Company is party or any other Contract involving a sharing of profits or the governance of an Acquired Company or any other Person;

(l)                 all Contracts that contain a covenant by an Acquired Company not to compete with any Person or which prohibits or restricts an Acquired Company from engaging in any line of business, operating any of its assets, granting any license, covenanting not to pursue claims against any Person or otherwise conducting its business and affairs in any jurisdiction;

(m)             all Contracts relating to the acquisition of material assets (in excess of $[REDACTED]) or any capital stock of any business enterprise entered into by any Acquired Company (except the formation of any of the Acquired Companies) since January 1, 2014;

(n)               all Contracts not in the ordinary course to which an Acquired Company is bound or subject which is primarily in the nature of a confidentiality, secrecy or non-disclosure Contract (other than service or customer Contracts that include an ordinary course non-disclosure clause);

(o)               all Contracts which creates Indebtedness which is not in the ordinary course of business (including any Contract that evidences indebtedness of an Acquired Company for borrowed money, or that provides for the extension of credit by an Acquired Company);

(p)               all performance or surety bonds to which an Acquired Company is bound or subject;

(q)               all letters of credit to which an Acquired Company is a party;

(r)                 all collective bargaining agreements to which an Acquired Company is a party; and

(s)                any Contract to which an Acquired Company is party (other than a Lease, an employment Contract with an employee of an Acquired Company or a Contract which is referred to in any of the other foregoing paragraphs of this Section 3.14.1), the termination or loss of which would have a Material Adverse Effect.

3.14.2.  The Company has made available to the Buyer a true and complete copy of each Material Contract. Except as set forth on Schedule 3.14 hereto, as of the date hereof, (a) each Material Contract is a valid and binding agreement of the Acquired Company party thereto and is in full force and effect, (b) no Acquired Company is, and, to the Company’s Knowledge, no other party is in material default or non-compliance under, or in material breach, or violation of, any Material Contract, and (c) [REDACTED], no event has occurred on or prior to the date hereof that (with or without notice, lapse of time or both) would constitute a default, breach or non-compliance by an Acquired Company under any Material Contract.

3.15.                                Transactions with Affiliates. Except as set forth on Schedule 3.15, neither any Affiliate, officer or director (or the equivalent) of an Acquired Company, nor any Seller or Family Member of any Seller, is a party to any material agreement or transaction with an Acquired Company other than (a) agreements or transactions entered into in the ordinary course of business and (b) agreements and transactions solely between one or more Acquired Companies.

3.16.                                Litigation. Schedule 3.16 sets forth a list of each pending or, to the Company’s Knowledge, threatened Action with respect to which any Seller or Acquired Company has been contacted by counsel for the plaintiff or claimant against or affecting any Acquired Company or any of their assets or business. To the Company’s Knowledge there are no unasserted claims of the type that would be required to be disclosed in Schedule 3.16 if counsel for the claimant had contacted the Company that if asserted would reasonably be expected to have a Material Adverse Effect. No Acquired Company is a party or subject to or in default under any material Judgment. To the Company’s Knowledge, no officer, director, agent or employee of any Acquired Company is subject to any Judgment that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity, or practice relating to the business of any Acquired Company. Schedule 3.16 sets forth a list of all pending or threatened investigations or administrative or judicial enforcement actions by any Governmental Authority with respect to which the Acquired Companies received written notice during the three (3) years prior to the date of this Agreement. There is not any Action or claim by any Acquired Company pending, or that any Acquired Company intends to initiate, against any other Person.

3.17.                                Insurance. Schedule 3.17 sets forth all material policies or binders of insurance covering the operations of the Acquired Companies as of the date hereof. The Company has made available to the Buyer true and complete copies of all such policies or binders, together with all modifications and amendments thereto (collectively, the “Insurance Policies”). All of the Insurance Policies are in full force and effect, all premiums due and payable thereon have been paid to the extent required as at the Closing Date, and no Acquired Company has received written notice of a material default with respect to its obligations under, or notice of cancellation, termination or nonrenewal of, any of the Insurance Policies. The proceeds of the Insurance Policies are fully payable to an Acquired Company, subject to the terms, conditions and exclusions of such policies. The Company does not maintain any formalized self-insurance program with respect to its assets or operations or risks.

3.18.                                Labor Matters.

3.18.1.  Schedule 3.18.1, sets forth the following information for each Employee: (i) name or employee ID (with names to be provided prior to Closing); (ii) current job title; (iii) exempt/non-exempt status for wage and hour purposes; (iv) date of hire (and, if different from date of hire, service date); (v) work location; (vi) employing entity; (v) annual base rate of compensation; (vi) target for any bonus or incentive compensation; and (ix) if the Employee is a union employee, identity of his or her collective bargaining representative (the “Employee Information Schedule”). Schedule 3.18.1 shall be updated and delivered no later than the Closing Date and no earlier than five days prior to the Closing Date.

3.18.2.  Except as set forth on Schedule 3.18.2 (i) no employees are represented by a labor union and no Acquired Company is party to, or otherwise subject to, any collective bargaining agreement or other similar labor union contract; (ii) there is not, and since January 1, 2015 there has not been, any labor strike, dispute, work stoppage, picketing, or lockout pending, or, to the Company’s Knowledge, threatened, against or affecting any Acquired Company; (iii) to the Company’s Knowledge, no union organizational campaign is in progress with respect to any Employees and no question concerning representation of any such Employees exists; (iv) no Acquired Company is engaged in any unfair labor practice; (v) there are no pending, or, to the Company’s Knowledge, threatened, Actions against any Acquired Company or, to the Company’s Knowledge, any Employee or former employee (while in their capacity as such) before the United States Equal Employment Opportunity Commission, the United States Department of Labor, the National Labor Relations Board, or any other Governmental Authority responsible for the prevention of unlawful employment or labor practices; (vi) each Acquired Company is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, equal employment opportunities, employment discrimination, disability rights or benefits, collective bargaining, worker classification (both as exempt or non-exempt, for purposes of the Fair Labor Standards Act, and as employee or independent contractor), wages, hours of work, withholding, immigration, and occupational safety and health.

3.18.3.  The Acquired Companies are in material compliance with WARN and have no liabilities pursuant thereto. During the last six (6) years, there has been no “mass layoff” or “plant closing” (as defined by the WARN) with respect to any Employees for which proper notice under WARN was not provided.

3.18.4.  All employees of the Acquired Companies who reside in the United States are legally authorized to work in the United States. All employees of the Acquired Companies who reside in the United Kingdom are legally authorized to work in the United Kingdom.

3.19.                                Indebtedness; Guarantees. Schedule 3.19 correctly sets forth all material Indebtedness of the Acquired Companies. Except as set forth on Schedule 3.19, no Acquired Company has any liability in respect of a guarantee of the Indebtedness of any other Person (other than another Acquired Company).

3.20.                                Clients. Schedule 3.20 lists the clients of the RIAs as of the Reference Balance Sheet Date. To the Company’s Knowledge, since the Reference Balance Sheet Date, no client listed on Schedule 3.20 has provided written notice that they intend to cease doing business with or decrease the amount of business done with the RIAs. Schedule 2.6 lists each fund managed, advised or that otherwise receives services from an Acquired Company.

3.21.                                Brokers. There are no brokerage commissions, finders’ fees or similar compensation payable in connection with the Transactions based on any arrangement or agreement made by or on behalf of the Sellers or the Acquired Companies other than fees (if any) that will (a) be paid as contemplated by Section 2.3.1(b) or (b) otherwise be paid by the Sellers and their Affiliates and for which the Buyer and (after the Closing) the Acquired Companies will have no responsibility to pay.

3.22.                                Accounts Receivable. All of the Accounts Receivable of the Acquired Companies as at the Closing Date have been bona fide created in the ordinary course of business and the provision for doubtful accounts established in connection therewith in the most recent Financial Statements, if any, is reasonable.

3.23.                                Investment Adviser Registration.

3.23.1.  Each RIA is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”). The Company has delivered to the Buyer a true, correct and complete copy of each RIA’s currently effective Form ADV. The information contained in such Form ADVs was true and complete in all material respects as of the time of filing and, except as indicated on any subsequent form or report filed with the Securities and Exchange Commission, continues to be true and complete in all material respects.

3.23.2.  Each RIA has adopted and implemented, in all material respects, written policies and procedures required by Rule 206(4)-7 of the Investment Advisers Act.

3.23.3.  Neither the RIAs nor, to Company’s Knowledge, any “affiliated person” (as defined in the Investment Advisers Act) of the RIAs is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as a registered investment adviser or “associated person” (as defined in the Investment Advisers Act) of a registered investment adviser, and there is no proceeding pending or, to the Company’s Knowledge, threatened by any Governmental Authority, which would result in the ineligibility of such RIA or any “affiliated person” (as defined in the Investment Advisers Act) to serve in any such capacities.

3.23.4.  No RIA has performed any services that would require such RIA to be regulated by or registered under the broker-dealer rules or regulations of any Governmental Authority.

3.23.5.  [REDACTED].

3.23.6.  [REDACTED].

3.23.7.  Each RIA has duly maintained in all material respects true, accurate and complete books and records as required under Rule 204-1 promulgated under the Investment Advisers Act. The Company has made available to Buyer a true and complete copy of each annual compliance review report of each RIA for fiscal years 2017, 2016 and 2015.

3.24.                                Exclusivity of Representations and Warranties. Notwithstanding the delivery or disclosure to the Buyer or its officers, directors, employees, agents or Representatives of any documentation or other information (including any financial projections or other supplemental data), except for the representations and warranties made by the Company in this Article 3 (Representations and Warranties With Respect to the Acquired Companies), the Company expressly disclaims any representations or warranties of any kind or nature, whether written or oral, express or implied, as to the condition, value or quality of the securities or businesses or assets of any Acquired Company, and the Company specifically disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to such assets, any part thereof, the workmanship thereof, and the absence of any defects therein, whether latent or patent, it being understood that such assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and the Buyer shall rely on its own examination and investigation thereof as well as the representations and warranties of the Company set forth in this Article 3. The representations and warranties of the Company contained in this Article 3 (Representations and Warranties With Respect to the Acquired Companies) are the only representations and warranties made by the Company in connection with the Transactions and supersede any and all previous written and oral statements, if any, made by the Company or any of its Representatives.

4.                  Representations and Warranties Relating to the Sellers.

Except as provided in the Disclosure Schedules, each Seller represents and warrants to the Buyer, on behalf of itself, as follows:

4.1.                                    Organization. Except as set forth on Schedule 4.1, such Seller is a natural Person.

4.2.                                    Power and Authorization. This Agreement has been duly executed and delivered by such Seller, and assuming the due authorization, execution and delivery by each of the other parties hereto or thereto, constitutes (or will constitute) the legal, valid and binding obligation of such Seller, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Legal Requirements in effect which affect the enforcement of creditors’ rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity.

4.3.                                    Ownership of Acquired Securities. Such Seller has good and valid title to those Acquired Securities set forth on the Acquired Securities Schedule opposite such Seller’s name, beneficially and of record and free and clear of any and all Liens and such Seller has the exclusive right, and is entitled to sell, transfer and assign to the Buyer, all of those of the Acquired Securities which are being sold by such Seller pursuant to Section 2.1, and, pursuant to Section 2.1, such Seller, upon the completion of the sale, assignment and transfer of such of the Acquired Securities so sold by such Seller therein provided for, will have transferred to the Buyer good and valid title to such of the Acquired Securities so sold by such Seller free and clear of any and all Liens.

4.4.                                    No Violation or Approval; Consents. Except as set forth in Schedule 4.4, neither the execution and delivery of this Agreement by such Seller nor its consummation of the Transactions will:

4.4.1.      require the consent, waiver, approval, order or authorization of, or filing with, any Governmental Authority, other than required filings under the HSR Act and required approvals and filings under applicable non-U.S. antitrust and competition laws and other than consents, waivers, approvals, orders, authorizations or filings that, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect; or

4.4.2.      except as would not reasonably be expected to have a Material Adverse Effect, result in a breach, violation or termination of, acceleration of obligations under, default under, require the consent of any third party under, or give rise to the imposition of a Lien on any of the assets or properties of such Seller or the Company under, any Material Contract to which such Seller is a party or Judgment to which such Seller is subject.

4.5.                                    Litigation. As of the date hereof, there is no Action pending or, to the knowledge of such Seller, threatened against such Seller or any of its Affiliates or any of their properties, assets or businesses, that in any manner is related to the Company or challenges or seeks to prevent, enjoin, alter or materially delay any of the Transactions.

4.6.                                    Brokers. There are no brokerage commissions, finders’ fees or similar compensation payable in connection with the Transactions based on any arrangement or agreement made by or on behalf of such Seller other than fees (if any) that will (a) be paid as contemplated by Section 2.3.1(b) or (b) otherwise be paid by such Seller and their Affiliates and for which the Buyer and (after the Closing) the Acquired Companies will have no responsibility to pay.

5.                  Representations and Warranties Relating to the Buyer.

The Buyer represents and warrants to the Company and the Sellers as follows:

5.1.                                    Organization. The Buyer is a limited liability company duly organized, validly existing and in good standing under the Legal Requirements of the jurisdiction of its organization. The Buyer has made available to the Company a true, complete and correct copy of each of the Buyer’s Organizational Documents, each as in effect on the date hereof.

5.2.                                    Authorization. The Buyer has the limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The Buyer has taken all limited liability company actions or proceedings required to be taken by or on the part of the Buyer to authorize and permit the execution and delivery by the Buyer of this Agreement and the instruments required to be executed and delivered by it pursuant hereto and the performance by the Buyer of its obligations hereunder and the consummation by the Buyer of the Transactions. This Agreement has been duly executed and delivered by the Buyer, and assuming the due authorization, execution and delivery each of the other parties hereto or thereto, constitutes (or will constitute) the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Legal Requirements in effect which affect the enforcement of creditors’ rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity.

5.3.                                    No Violation or Approval; Consents. Neither the execution and delivery by the Buyer of this Agreement nor the consummation by the Buyer of the Transactions will:

5.3.1.      require the consent, waiver, approval, order or authorization of, or filing with, any Governmental Authority, other than required filings under the HSR Act and required approvals and filings under applicable non-U.S. antitrust and competition Legal Requirements and other than consents, waivers, approvals, orders, authorizations or filings that, if not obtained or made, would not reasonably be expected to prevent or materially impair or materially delay the ability of the Buyer to consummate the Transactions;

5.3.2.      result in a breach, violation or termination of, acceleration of obligations under, default under, or require the consent of any third party under, any Contract to which the Buyer is party or Judgment to which the Buyer is subject, except for such breaches, violations, terminations, accelerations, defaults or consents as would not reasonably be expected to prevent or materially impair or materially delay the ability of the Buyer to consummate the Transactions; or

5.3.3.      result in a breach or violation of, or default under, the Organizational Documents of the Buyer.

5.4.                                    Litigation. As of the date hereof, there is no Action pending or, to the knowledge of the Buyer, threatened against the Buyer or any of its Affiliates or any of their properties, assets or businesses, that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the Transactions.

5.5.                                    Financial Ability. Buyer, as of the Closing Date, will have sufficient available cash on hand necessary to consummate the Transactions on the terms and subject to the conditions set forth herein. The obligations of Buyer under this Agreement are not subject to any conditions regarding Buyer’s, Buyer’s Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions.

5.6.                                    Solvency. Immediately after giving effect to the Transactions, the Buyer and each of its Subsidiaries will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of any of the Acquired Companies.

5.7.                                    Brokers. There are no brokerage commissions, finders’ fees or similar compensation payable in connection with the Transactions based on any arrangement or agreement made by or on behalf of the Buyer or any of its Affiliates other than fees (if any) that will be paid by the Buyer or its Affiliates and for which the Acquired Companies, Sellers and Sellers’ Affiliates will have no responsibility to pay.

5.8.                                    Purchase for Investment. The Buyer is acquiring the Acquired Securities for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. The Buyer (either alone or together with its Representatives) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Acquired Securities and is capable of bearing the economic risks of such investment.

5.9.                                    Investigation. The Buyer (a) has conducted its own independent review and analysis of, and, based thereon, and on the representation and warranties contained herein, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Acquired Companies, and (b) has been furnished with or given full access to such key employees, documents, facilities and other information about the Acquired Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the Transactions. Without limiting the generality of the foregoing, with respect to all projections provided to the Buyer, the Buyer acknowledges that there are uncertainties inherent in attempting to make such projections. Accordingly, the Buyer acknowledges and agrees that (i) representations and warranties of the Company and the Sellers contained in Articles 3 and 4 are the only representations and warranties made by the Acquired Companies and the Sellers, as applicable, in connection with the Transactions and supersede any and all previous written and oral statements, if any, made by the Company, the Sellers or any of their respective Representatives; and (ii) it is not relying on, any representation, warranty or other statement of any kind or nature, whether written or oral, express or implied, including as to the condition, value or quality of the securities or businesses or assets of any Acquired Company, other than representations and warranties of the Company and the Sellers set forth in Articles 3 and 4.

6.                  Conditions Precedent to the Obligations of the Buyer.

The obligation of the Buyer to consummate the Closing is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

6.1.                                    Representations and Warranties. Each of the Fundamental Representations shall be true and correct (other than de minimus failures to be true and correct), as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such Fundamental Representation expressly relates to another date (in which case as of such other date). Each of the representations and warranties in Sections 3.5.1, 3.5.2, 3.6, 3.9, and 3.12 shall be true and correct in all material respects, as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representation and warranty expressly relates to another date (in which case as of such other date). Each representations and warranties of the Company and the Sellers contained in Articles 3 and 4 (other than the Fundamental Representations and the representations and warranties in Sections 3.5.1, 3.5.2, 3.6, 3.9, and 3.12) shall be true and correct (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date with the same effect as though made at and as of the Closing Date (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation or qualification as to “materiality” or “Material Adverse Effect” set forth therein) has not had, and would not reasonably be expected to have, a Material Adverse Effect.

6.2.                                    Performance of Obligations. The Company and the Sellers will have performed and complied with, in all material respects, all covenants and agreements required by this Agreement to be performed by the Company and the Sellers prior to the Closing.

6.3.                                    Absence of Company Material Adverse Effect. There shall not have occurred any event since the date of this Agreement and no circumstance shall exist that constitute or could reasonably be expected to result in a Material Adverse Effect.

6.4.                                    Compliance Certificates.

6.4.1.      The Company will have delivered to the Buyer a certificate dated as of the Closing Date to the effect that each of the conditions specified above in Section 6.1 (solely as it relates to representations and warranties of the Company), Section 6.2 (solely as it relates to covenants and agreements of the Company) and Section 6.3 have been satisfied.

6.4.2.      Each of the Sellers will have delivered to the Buyer a certificate dated as of the Closing Date to the effect that each of the conditions specified above in Section 6.1 (solely as it relates to representations and warranties of such Seller) and Section 6.2 (solely as it relates to covenants and agreements of such Seller).

6.5.                                    Injunctions. No Governmental Authority will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) or legal restraint that remains in effect and has the effect of prohibiting the consummation of the Closing.

6.6.                                    Regulatory Approval. All necessary filings pursuant to the HSR Act, if any, shall have been made and the applicable waiting periods thereunder shall have expired or been terminated.

6.7.                                    Payoff Letters. The Company will have obtained, and provided to the Buyer copies of, payoff letters or other similar documentation to the effect that there will be no outstanding amounts payable in respect of the Company Indebtedness upon payment at the Closing of the amounts specified in such payoff letters or similar documentation (the “Payoff Letters”).

6.8.                                    Closing Documents. The Buyer will have received each of the following:

6.8.1.      written resignations from each of the directors and officers of the Company identified on Schedule 6.8.1, which will be effective as of the Closing;

6.8.2.      the FIRPTA Certificates referred to in Section 8.9.5;

6.8.3.      each Rollover Seller’s duly executed signature page to the Amended and Restated Operating Agreement of the Company;

6.8.4.      an instrument of assignment, transfer and withdrawal, substantially in the form set forth on Exhibit C, transferring the Acquired Securities to the Buyer, admitting the Buyer as a member of the Company and, with respect to each Seller who will not hold any securities of the Company after the Closing, evidencing the withdrawal of such Seller as a member of the Company;

6.8.5.      a trademark assignment and agreement in respect of the trademark “[REDACTED]” in the form set forth on Exhibit D duly executed by [REDACTED] and each other party with an ownership interest in the “[REDACTED]” trademark; and

6.8.6.      Evidence of the consummation of the Reorganization.

6.9.                                    [REDACTED].

6.10.                                [REDACTED].

6.11.                                Consents. [REDACTED].

7.                  Conditions Precedent to the Obligations of the Sellers.

The obligation of the Sellers to consummate the Closing is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

7.1.                                    Representations and Warranties. The representations and warranties of the Buyer contained in this Agreement shall be true and correct (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing with the same effect as though made at and as of such time (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date) except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Buyer to consummate the Transactions.

7.2.                                    Performance of Obligations. The Buyer will have performed in all material respects all covenants and agreements required by this Agreement to be performed by the Buyer prior to the Closing.

7.3.                                    Compliance Certificate. The Buyer will have delivered to the Sellers a certificate of the Buyer dated as of the Closing Date to the effect that each of the conditions specified above in Sections 7.1 and 7.2 has been satisfied.

7.4.                                    Injunctions. No Governmental Authority will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) that remains in effect and has the effect of prohibiting the consummation of the Closing.

7.5.                                    Regulatory Approval. All necessary filings pursuant to the HSR Act, if any, shall have been made and the applicable waiting periods thereunder shall have expired or been terminated.

7.6.                                    Amended and Restated Operating Agreement. [REDACTED].

7.7.                                    [REDACTED].

8.                  Covenants of the Parties.

8.1.                                    Access to Premises and Information. Upon reasonable notice from time to time prior to the Closing Date, the Company will permit the Buyer and its Representatives to have reasonable access during normal operating hours to the records and books of account of the Acquired Companies (the “Records”) and to the premises of any Acquired Company during normal business hours; provided, however, that the Buyer and its Representatives shall not unreasonably disrupt the personnel and operations of the Acquired Companies. [REDACTED]. Notwithstanding anything to the contrary contained in this Section 8.1, the Company may withhold any document (or portions thereof) or information (a) that may constitute privileged attorney-client communications or attorney work product, the transfer of which, or the provision of access to which, as determined in good faith by the Company after consultation with counsel, would reasonably be expected to constitute a waiver of such privilege or (b) if the provision of access to such document (or portion thereof) or information, as determined by the Company in good faith after consultation with counsel, would reasonably be expected to violate applicable Legal Requirements; provided, however, that the Company shall use commercially reasonable efforts to provide as much information as possible with respect to information excluded by clauses (a) and (b) hereof so as to give the Buyer an appreciation of the nature of the information so excluded and the reason for such exclusion and shall cooperate with the Buyer in reasonable steps proposed by the Buyer to access such information in a manner that would not constitute a waiver of the privileges or violation of such Legal Requirements.

8.2.                                    Conduct of Business Prior to Closing. Prior to the Closing, except as set forth on Schedule 8.2, the Company shall, and shall cause each of the other Acquired Companies to, conduct its business substantially in the ordinary course of business, consistent with past practices. Without limiting the generality of the foregoing, without the prior consent of the Buyer (not to be unreasonably withheld, conditioned or delayed), prior to the Closing Date, except as set forth on Schedule 8.2, no Acquired Company will:

8.2.1.      [REDACTED].

8.3.                                    Confidentiality.

8.3.1.      Confidentiality. The Confidentiality Letter shall survive the execution of this Agreement in accordance with its terms; provided that the Confidentiality Letter shall terminate upon the Closing. In addition, from and after the Closing Date, each Seller shall keep confidential, and cause its Affiliates, Family members and its and their Representatives to keep confidential, all information to the extent relating to the Acquired Companies that such Seller or such Affiliates, Family members or Representatives have acquired by virtue of such Seller’s ownership of, employment by or affiliation with the Acquired Companies except (i) as required by law or administrative process, (ii) as necessary to establish rights or defend a claim under this Agreement, (iii) for information that is available to the public on the Closing Date or thereafter becomes available to the public other than as a result of a breach of this Section 8.3.1, (iv) for information that is disclosed by the Buyer or any of its Affiliates or Representatives to a third party without a duty of confidentiality and (v) for information that is received by a Seller, any of their respective Family members or any of their respective Representatives after the Closing Date from a third party without any duty of confidentiality.

8.3.2.      Announcements. Any public announcements, reports, statements or press releases by any party hereto or any of its Affiliates (including, from and after the Closing, the Acquired Companies) regarding this Agreement or the Transactions must be approved in advance (as to form, content, timing and manner of distribution) by each of the Buyer and the Sellers Representatives, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that any party may issue a press release or make a public announcement to the extent necessary for such party to comply with applicable Legal Requirements, and, to the extent practicable, shall provide a copy to the other parties in advance of its release; provided, further, that the foregoing shall not restrict communications between the Buyer and its Affiliates and their respective Representatives, lenders, potential lenders, investors, potential investors and other financing sources in the ordinary course of business.

8.3.3.      Permitted Disclosures. No provision of this Section 8.3 will be construed to prohibit (a) disclosures by any of the Buyer or the Acquired Companies to suppliers, customers, lenders, employees, agents and independent contractors of such party to the extent reasonably necessary or desirable, in such party’s reasonable judgment, to preserve its business or operations or to facilitate the Transactions; (b) confidential disclosures to legal counsel, accounting advisors and financial advisors, who shall be required to maintain such confidentiality with respect to any such disclosure; (c) disclosures pursuant to the requirements of a Judgment; (d) disclosures required in connection with legal proceedings between the parties, including to the extent reasonably necessary to enforce the parties’ respective rights hereunder; (e) disclosures required to comply with applicable securities Legal Requirements or requirements of securities exchanges; or (f) disclosures of information that is publicly available other than as a result of disclosures made in breach hereof.

8.4.                                    Preparation for Closing. Subject to the terms and conditions hereof, each of the Company and the Buyer agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Legal Requirements to consummate the Transactions as promptly as practicable, including preparing and filing as promptly as practicable with the applicable Governmental Authorities all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Transactions. In furtherance (and not in limitation) of the foregoing:

8.4.1.      Antitrust Matters. Each of the Company and the Buyer agrees to file all appropriate notifications and filings pursuant to the HSR Act within [REDACTED] Business Days after the date hereof and to file all appropriate and applicable notifications and filings pursuant to non-U.S. antitrust and competition laws with respect to the Transactions in the most expeditious manner practicable and to supply promptly any additional information and documentary material that may be reasonably requested of such party by the relevant Governmental Authorities in connection with the HSR Act or any applicable non-U.S. antitrust and competition laws. Each of the Company and the Buyer agree to request early termination of the waiting period under the HSR Act. Notwithstanding anything in this Section 8.4 to the contrary, the Buyer shall not have any obligation (x) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of the Buyer, any of its Subsidiaries (including the Company after the Closing) or their Affiliates or (y) otherwise to take or commit to take any actions that would limit the freedom of the Buyer, its Subsidiaries (including the Company after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets. The Buyer shall pay the filing fees associated with the HSR filings and any applicable non-U.S. antitrust and competition Legal Requirements. Each of the Company and the Buyer agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any U.S. or non-U.S. governmental antitrust authority in connection with the Transactions unless it consults with the other party in advance, if at all possible, and, to the extent not prohibited by such governmental antitrust authority, gives the other party the opportunity to attend and participate. Subject to Legal Requirements relating to the sharing of information, the Company and the Buyer will, to the extent practicable, supply each other with copies of all material correspondence, filings or communications with governmental antitrust authorities with respect to the Transactions, and in the case of communications from a party to a governmental antitrust authority shall do so in advance, with a reasonable opportunity for review and comment thereon; provided, however, that to extent any of the documents or information are commercially or competitively sensitive, the Company or the Buyer, as the case may be, may satisfy its obligations by providing such documents or information to the other party’s outside counsel, with the understanding and agreement that such counsel shall not share such documents and information with its client.

8.4.2.      [REDACTED].

8.4.3.      Certain Filings, Etc. Each of the Buyer and the Company shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from third parties to any Leases or Material Contracts, in connection with the consummation of the Transactions and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers; provided, that nothing in this Agreement shall obligate or be construed to obligate any of the Buyer, the Sellers, or any Acquired Company to make or cause to be made any payment or concession to any third party in order to obtain any such action, consent, approval or waiver under any Lease or Contract.

8.5.                                    Business Records. The Buyer acknowledges that the Sellers and the Seller Representatives in their capacity as such may from time to time from and after the Closing require access to the Records relating to Pre-Closing Tax Periods for purposes of making Tax Filings or relating to the pre-Closing period for any other reasonable business purpose (to be determined in the Buyer’s reasonable discretion), and agrees that upon reasonable prior notice, it will, and will ensure that the Acquired Companies will, during normal business hours, provide the Sellers, the Seller Representatives and their respective Representatives with either reasonable access to or copies of the Records (including, for the avoidance of doubt, Tax records relating to any Pre-Closing Tax Period); provided, however, that access to the Records shall not unreasonably interfere with the normal operations of the Acquired Companies or be required to be provided except as reasonably necessary for the Sellers in connection with Tax Filings. If the Acquired Companies shall desire to dispose of any such Records prior to the third (3rd) anniversary of the Closing Date, the Company shall, prior to any such disposition, notify the Sellers and the Seller Representatives and provide the Sellers and the Seller Representatives a reasonable opportunity, at the Sellers’ and the Seller Representatives’ expense, to make copies of or remove such Records.

8.6.                                    Directors and Officers Indemnification and Insurance

8.6.1.      [REDACTED].

8.7.                                    Employees; WARN, Etc. Sellers shall provide an accurate and complete list upon the Closing of each Employee whose employment with each Acquired Company terminated within the ninety (90) days prior to the Closing Date, stating for each such employee the date of termination, the employee’s position and work location, and whether such termination was voluntary or involuntary. Provided that the aforementioned list is accurate and complete, Buyer agrees that it shall have all liabilities and will indemnify the Sellers and their respective Affiliates and defend and hold each of them harmless from and against any Losses with respect to any “mass layoff” or “plant closing” as defined in WARN triggered by Buyer’s actions after the Closing Date. Sellers shall have all liabilities and will indemnify the Buyer and its Affiliates and defend and hold each of them harmless from and against any Losses with respect to any mass layoff or plant closing triggered prior to or on the date hereof, and all such liabilities and Losses arising after the Closing Date as a result of inaccuracies or omissions in the aforementioned list of employment terminations and Buyer’s reliance thereon.

8.8.                                    Non-Solicitation and Non-Competition.

8.8.1.      [REDACTED].

8.9.                                    Tax Matters.

8.9.1.      Liability for Taxes. Sellers shall be severally (and not jointly) liable for and pay, and pursuant to Article 10 shall indemnify and hold harmless, Buyer from and against any and all Losses incurred by Buyer in connection with or arising from Covered Taxes; provided, however, that Sellers shall not be liable for any Tax liability to the extent such Tax liability is taken into account in the calculation of Working Capital as finally determined pursuant to Section 2.4.

8.9.2.      Transfer Taxes. The Buyer shall be responsible for one-half of all Transfer Taxes, and the Sellers shall severally (and not jointly) be responsible for one-half of all Transfer Taxes (in accordance with the percentages set forth opposite their names on the Ownership Schedule), if any, in connection with the Transactions. Each of the parties hereto shall fully cooperate with the other party with respect to the preparation and filing of any Tax Returns and other filings relating to any such Transfer Taxes as may be required.

8.9.3.      Refunds and Credits. Following the Closing Date, the amount of any refunds (including, for the avoidance of doubt, overpayments of estimated Taxes) or credits of Taxes (including any interest paid or credited with respect thereto) of, or with respect to, the Acquired Companies that are attributable or allocable to any Pre-Closing Tax Period or any portion of a Straddle Period ending on the Closing Date pursuant to Section 8.8.6 that are actually realized reductions in cash Taxes based upon information provided in a K-1 by the Company, will be payable by the Buyer to the Sellers.

8.9.4.      Cooperation and Tax Record Retention. After the Closing Date, each of Sellers and Buyer shall (and shall cause their respective Affiliates to): (a) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with paragraph (a) of Section 8.9.10, and in connection therewith, provide the other party with any necessary powers of attorney; (b) cooperate fully in preparing for and defending any audits of, or disputes with Taxing Authorities regarding, any Tax Returns of any Acquired Company; (c) promptly furnish the other and to any Taxing Authority such information as reasonably requested with respect to Tax matters relating to the Acquired Companies, including by providing access to relevant books and records and making employees of the Acquired Companies available to provide additional information and explanation of any materials provided hereunder; provided, that Buyer shall only be obligated to furnish such information and provide Sellers such access with respect to Tax matters of the Acquired Companies for Pre-Closing Tax Periods; and (d) furnish the other with copies of all correspondence received from any Taxing Authority in connection with any Tax audit or information request with respect to any Taxes or Tax Returns of the each Acquired Company; provided, that Buyer shall only be obligated to furnish copies of such correspondence to Sellers to the extent such audit or information request relates to Taxes for which Sellers may be liable under the terms of this Agreement.

8.9.5.      FIRPTA Certificate. Prior to the Closing, each Seller will deliver to the Buyer a certificate dated as of the Closing Date, stating that such Seller is not a “foreign person” within the meaning of Section 1445(f)(3) of the Code, which certificate shall set forth all information required by, and shall otherwise be executed in accordance with, Treasury Regulation Section 1.1445-2(b)(2) (the “FIRPTA Certificate”).

8.9.6.      Straddle Periods. For purposes of this Agreement, in the case of any Tax period that begins on or before and ends after the Closing Date (a “Straddle Period”), the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be (i) in the case of Taxes imposed or Tax items determined on an annual or periodic basis (such as real or personal property Taxes and deductions or depreciation for real estate), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period, and (ii) in the case of Taxes not described in clause (i) above (such as franchise Taxes or Taxes that are based upon or related to income, payments or receipts, payroll, use or sales), the amount of any such Taxes shall be determined on a “closing of the books basis” as if such Tax period ended as of the close of business on the Closing Date.

8.9.7.      Pre-Closing Tax Returns.

(a)                The Seller Representatives shall prepare and timely file, or cause to be prepared and timely filed, with the relevant Taxing Authorities all federal, state, local and non-U.S. income Tax Returns with respect to any Pre-Closing Tax Period that is not part of a Straddle Period, and Sellers shall remit or cause to be remitted to the appropriate Taxing Authority any Taxes due in respect of such Tax Returns. A copy of such federal, state, local and non-U.S. income Tax Returns shall be submitted to the Buyer prior to the applicable due date, including extensions, and the Sellers shall in good faith take into consideration such revisions as are reasonably requested by the Buyer. Buyer shall file or cause to be filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the any Acquired Company after the Closing Date and Buyer shall remit or cause to be remitted to the appropriate Taxing Authority any Taxes due in respect of such Tax Returns.

All Tax Returns that are required to file or cause to be filed in accordance with this paragraph (a) with respect to any Pre-Closing Tax Period or Straddle Period shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date).

(b)               Sellers or Buyer shall reimburse the other party the Taxes for which Sellers or Buyer is liable pursuant to paragraph (a) of this Section 8.9.7 but which are remitted in respect of any Tax Return to be filed by the other party pursuant to this paragraph (b) upon the written request of the party entitled to reimbursement setting forth in detail the computation of the amount owed by Sellers or Buyer, as the case may be, but in no event earlier than 10 days prior to the due date for paying such Taxes. For the avoidance of doubt, such reimbursement obligations shall not be subject to the limitations on indemnification set forth in Section 10.4.

8.9.8.      To the extent permitted by applicable Legal Requirements, the parties hereto agree to report the deductibility of the Transaction Tax Deductions on the Company’s Tax Returns filed for Pre-Closing Tax Periods or (or otherwise allocate the deductibility of the Transaction Tax Deductions to Pre-Closing Tax Periods).

8.9.9.      Tax Contests.

(a)                Buyer shall notify the Seller Representatives in writing upon receipt by Buyer, any of its Affiliates or, after the Closing Date, any Acquired Company of notice of any pending or threatened federal, state, local or non-U.S. Tax audits or assessments relating to any taxable period ending on or before the Closing Date or to any Straddle Period; provided, that failure to comply with this provision shall not affect Buyer’s right to indemnification under this Agreement.

(b)               The Seller Representatives shall have the sole right to represent each Acquired Company’s interests in any Tax audit or administrative or court proceeding relating to a Tax liability for which Sellers would be required to indemnify Buyer pursuant to Section 8.9.1 and that relates solely to a taxable year or period ending on or before the Closing Date, and to employ counsel of the Seller Representatives’ choice at Sellers’ expense; provided, however, that the Seller Representatives shall have no right to represent any Acquired Company’s interests in any Tax audit or administrative or court proceeding unless (1) the Seller Representatives shall have first notified Buyer in writing of the Seller Representatives’ intention to do so and of the identity of counsel, if any, chosen by the Seller Representatives in connection therewith, and (2) the Seller Representatives shall have agreed with Buyer that, as between Buyer and Sellers, Sellers shall be liable for any Losses relating to Taxes that result from such audit or proceeding; provided, further, that Buyer and its representatives shall be permitted, at Buyer’s expense, to be present at, and participate in, any such audit or proceeding. Notwithstanding the foregoing, neither the Seller Representatives nor any Affiliate of the Seller Representatives shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which could adversely affect the liability for Taxes of Buyer, any Acquired Company, or any Affiliate thereof for any period after the Closing Date to any extent unless Sellers have indemnified Buyer against the effects of any such settlement (including the imposition of income Tax deficiencies, the reduction of asset basis or cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions, or the reduction of loss or credit carryforwards) without the prior written consent of Buyer.

(c)                Buyer shall have the sole right to represent each Acquired Company’s interests in any Tax audit or administrative or court proceeding relating to Tax liabilities other than those for which the Seller Representatives have exercised such right pursuant to paragraph (b) of this Section 8.9.9 and to employ counsel of Buyer’s choice at Buyer’s expense. Buyer shall have the sole right to defend any Acquired Company with respect to any issue, and settle or compromise any issue, arising in connection with any Tax audit or administrative or court proceeding.

(d)               Nothing herein shall be construed to impose on Buyer any obligation to defend any Acquired Company in any Tax audit or administrative or court proceeding. Any proceeding with respect to which Sellers do not assume control in accordance with paragraph (b) of this Section 8.9.9 may be settled or compromised in the sole discretion of Buyer, and any such settlement or compromise shall not affect Buyer’s right to indemnification under this Agreement.

8.9.10.  Termination of Tax Sharing Agreements. Any Tax Sharing Agreement entered into by Sellers or any Affiliate of Sellers, on the one hand, and any Acquired Company, on the other hand, shall be terminated as to each Acquired Company on or prior to the Closing, and after the Closing no Acquired Company shall have any liability thereunder.

8.9.11.  Purchase Price Allocation. Within sixty (60) days of the final determination of the Working Capital, Buyer shall provide to Seller Representatives a schedule allocating the purchase price (including the applicable liabilities of the Acquired Companies) among the assets of the Acquired Companies (the “Purchase Price Allocation Schedule”). The Purchase Price Allocation Schedule will be prepared in accordance with the applicable provisions of the Code and the methodologies set forth on Schedule 8.9.11 (the “Allocation Methodology”). The parties hereto shall make appropriate adjustments to the Purchase Price Allocation Schedule to reflect changes in the purchase price. The Parties hereto agree for all Tax reporting purposes to report the transactions in accordance with the Purchase Price Allocation Schedule to the extent consistent with the Allocation Methodology, as adjusted pursuant to the preceding sentence, and to not take any position during the course of any audit or other Action inconsistent with the agreements as to Tax treatment herein or with such schedule unless required by a determination of the applicable Taxing Authority that is final.

8.9.12.  Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 8.9 shall survive for six months after the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

8.10.                                Further Assurances. Each of the Sellers and the Buyer, upon the request of the other from time to time following the Closing, and at the expense of the requesting party but without further consideration, shall sign such documents and take such actions as may be necessary or otherwise reasonably requested to make more fully effective the consummation of the Transactions.

8.11.                                Exclusivity. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to the terms and conditions hereof, none of the Acquired Companies, the Sellers or their respective Affiliates shall take or permit any other Person on its behalf to take any action to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than Buyer and Buyer’s Representatives) concerning any purchase of the Equity Interests of the Company, any merger or recapitalization involving the Equity Interests of the Company, any sale of all or substantially all of the assets of the Acquired Companies or similar transaction involving the Acquired Companies (other than assets sold in the ordinary course of business, subject to the provisions of Section 8.2). The Sellers shall, and shall cause all of the Acquired Companies and their respective Representatives to, terminate any and all negotiations or discussions with any third party regarding any proposal concerning any purchase of the Equity Interests of the Company, any merger or recapitalization involving the Acquired Companies, any sale of all or substantially all the assets of the Acquired Companies or other similar transaction.

8.12.                                [REDACTED].

8.13.                                Replacement of Seller Guarantees and Bonds. Certain of the Sellers and their respective Affiliates have provided certain guarantees or have obtained certain bonds and/or letters of credit, in each case, as set forth on Schedule 8.13 (such guarantees, bonds and letters of credit, the “Seller Guarantees and Bonds”) in connection with the businesses of the Acquired Companies with respect to which such Sellers and their respective Affiliates (the “Seller Guarantors”) have reimbursement, indemnification or other obligations. The Buyer shall, or shall cause its Affiliates to, use commercially reasonable efforts to replace the Seller Guarantees and Bonds as soon as reasonably practicable following the date hereof. The Buyer agrees, unconditionally and irrevocably, without right of setoff, to pay to, reimburse, and indemnify and hold harmless the Seller Guarantors, for and against all their losses, payments, costs and expenses incurred after the applicable Closing and relating to such Seller Guarantees and Bonds, which shall be deemed to include all fees, expenses and other amounts payable under its credit and bonding arrangements in respect of such Seller Guarantees and Bonds, in each case until the complete and unconditional release of the obligations of the Sellers and their respective Affiliates with respect thereto. The Buyer acknowledges and agrees that its obligations pursuant to the preceding sentence shall not be subject to any limitations set forth in Section 10.4. All such payments, reimbursements and indemnities by the Buyer shall be made within three (3) Business Days after receipt by it of written notice by a Seller that it or one of its Affiliates has made or incurred any such loss, payment, cost or expense together with reasonable evidence of such payment or incurrence. To the extent a Seller or one of its Affiliates has performance obligations under such Seller Guarantees and Bonds, the Buyer shall use its best efforts to (x) perform such obligations on behalf of such Seller or its applicable Affiliate or (y) otherwise take such action as reasonably requested by such Seller so as to put such Seller or its applicable Affiliate in the same position as if the Buyer, and not such Seller or its Affiliate, had performed or were performing such obligations. The parties hereto agree that none of the Sellers nor any of their respective Affiliates will have any obligation to renew any Seller Guarantees or Bonds issued on behalf of any Acquired Company after the expiration of any such Seller Guarantee or Bond.

8.14.                                Reorganization. Prior to Closing, the Sellers shall consummate the Reorganization.

8.15.                                [REDACTED].

8.16.                                [REDACTED].

9.                  Termination.

9.1.                                    Termination. The parties may not terminate this Agreement other than as follows:

9.1.1.      This Agreement may be terminated at any time prior to the Closing by written consent of both the Buyer and the Seller Representatives.

9.1.2.      The Buyer may terminate this Agreement by delivering written notice to the Seller Representatives at any time prior to the Closing in the event (a) any of the Sellers are in material breach of this Agreement, (b) the Buyer has notified the Sellers of such breach in writing, (c) such breach would result in, or would reasonably be expected to result in, the failure of any condition set forth in Article 6 and (d) such breach is incapable of cure or has continued without cure for a period of thirty (30) days following delivery of such notice of breach; provided, however, that the Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.1.2 if the Buyer is at such time in material breach of this Agreement.

9.1.3.      The Seller Representatives may terminate this Agreement by delivering written notice to the Buyer at any time prior to the Closing in the event (a) the Buyer is in material breach of this Agreement, (b) the Seller Representatives have notified the Buyer of such breach in writing, (c) such breach would result in, or would reasonably be expected to result in, the failure of any condition set forth in Article 7 and (d) such breach is incapable of cure or has continued without cure for a period of thirty (30) days following delivery of such notice of breach; provided, however, that the Seller Representatives shall not have the right to terminate this Agreement pursuant to this Section 9.1.3 if the Sellers are at such time in material breach of this Agreement.

9.1.4.      The Buyer, on the one hand, or the Seller Representatives, on the other hand, may terminate this Agreement by providing written notice to the other at any time on or after August 10, 2018 (the “Outside Date”), if the Closing has not occurred by the Outside Date; provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1.4 if that party’s breach (including, in the case of the Buyer’s breach) of any provision of this Agreement has caused or resulted in the failure of the Transactions to be consummated by the Outside Date.

9.1.5.      Either the Buyer, on the one hand, or the Seller Representatives, on the other hand, may terminate this Agreement by delivering written notice to the other if any Governmental Authority issues an order, decree, judgment, ruling or injunction permanently enjoining, restraining or otherwise prohibiting the Transactions and such order, decree, judgment, ruling or injunction shall have become final and non-appealable; provided, that the Person seeking to terminate pursuant to this Section 9.1.5 has fully complied with its obligations under Section 8.4.

9.1.6.      The Seller Representatives may terminate this Agreement by delivering written notice to the Buyer at any time prior to the Closing in the event that (a) all of the conditions set forth in Section 6 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, which conditions shall be capable of being satisfied if the Closing were to occur), (b) the Sellers have confirmed in writing to the Buyer that the Seller Representatives are ready, willing and able to consummate the Closing upon the satisfaction or waiver of those conditions that by their terms are to be satisfied at the Closing, (c) the Buyer fails to complete the Closing on the date the Closing should have occurred pursuant to Section 2.2 (other than as a result of the failure to satisfy those conditions that by their terms are to be satisfied at the Closing) (a “Buyer Failure to Close”) and (d) a Buyer Failure to Close continues and has not been cured by the Buyer within ten (10) Business Days after Buyer has received notice from the Seller Representative of such Buyer Failure to Close. Notwithstanding anything to the contrary in this Agreement, the Buyer may not terminate this Agreement pursuant to Section 9.1.4 following any Buyer Failure to Close.

9.2.                                    Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, all rights and obligations of the parties hereunder will terminate without any liability of any party or any Affiliate thereof; provided, however, that (a) the rights and obligations under Section 8.3 (Confidentiality), this Section 9.2 (Effect of Termination), Article 1 (Definitions), Article 11 (Miscellaneous) and the Confidentiality Letter, will, in each case, survive termination of this Agreement and remain valid and binding obligations, and (b) nothing herein will relieve any party to this Agreement from liability (i) pursuant to the sections specified in this Section 9.2 that survive such termination or (ii) for any willful breach of any covenant or agreement contained herein occurring prior to termination. Nothing in this Article 9 shall be deemed to alter the provisions of Section 11.12 or otherwise impair the right of any party to compel specific performance by another Party of its obligations under this Agreement in accordance with Section 11.12 prior to the termination of this Agreement in accordance with its terms.

10.              Remedies.

10.1.                                Survival. The representations and warranties of the Company and Sellers set forth in this Agreement or in any Certificate shall survive the Closing and shall terminate and be of no further force or effect on the date that is [REDACTED] after the Closing Date; provided, that (i) the representations and warranties set forth in [REDACTED] (the “Fundamental Representations”) shall survive the Closing and shall terminate and be of no further force or effect on the date that is [REDACTED] after the Closing Date and (ii) the representations and warranties set forth in Section 3.7 (Taxes) shall survive the Closing and shall terminate and be of no further force or effect on the date that is [REDACTED] after the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extensions thereof). The representations and warranties of Buyer contained in this Agreement or in any Certificate shall survive the Closing and shall terminate and be of no further force or effect on the date that is [REDACTED]  after the Closing Date. All covenants and agreements contained in this Agreement that require performance prior to the Closing shall terminate and be of no further force or effect on the date that is [REDACTED]  after the Closing Date; provided that the covenants in Section 8.1 shall terminate and be of no further force or effect on the Closing Date. All covenants and agreements contained in this Agreement that require performance on or after the Closing shall survive in accordance with their terms and applicable Legal Requirements. If any Indemnitee makes a claim or claims for indemnification under Article 10 at any time prior to the applicable Limitation Date, then such claim (and only such claims) and the applicable representations, warranties, covenants and agreements, shall survive the applicable Limitation Date, solely for purposes of resolving such claim, until such time as such claim is fully and finally resolved. “Limitation Date” shall mean, with respect to any representation, warranty or covenant, the date on which such representation, warranty or covenant expires pursuant to this Section 10.1.

10.2.                                Indemnification.

10.2.1.  Subject to the provisions of this Article 10, from and after the Closing, Buyer shall (and after the Closing shall cause the Company to) indemnify, reimburse and hold harmless Sellers and each of their heirs and representatives (collectively, the “Seller Indemnitees”) from and against any and all losses, liabilities, claims, Taxes, damages, penalties (but excluding any punitive damages, other than punitive damages owed to a third party), fines, judgments, awards, settlements, costs, fees and expenses (including reasonable attorneys’ fees) (collectively, “Losses”) sustained or incurred by any of the Seller Indemnitees following the Closing to the extent arising from:

(a)                any breach of or inaccuracy in the representations and warranties of Buyer contained in Article 5 of this Agreement or any Certificate delivered by Buyer; and

(b)               any breach of or failure to perform the covenants or agreements of Buyer contained in this Agreement.

10.2.2.  Subject to the provisions of this Article 10, from and after the Closing, Sellers shall severally (in accordance with the percentages set forth opposite their names on the Ownership Schedule) and not jointly indemnify, reimburse and hold harmless Buyer, its Subsidiaries, Affiliates (including, following the Closing, the Acquired Companies), successors and permitted assigns, and their respective officers, employees, directors, managers, and each of their heirs and representatives (collectively, the “Buyer Indemnitees”) from and against any and all Losses sustained or incurred by any of the Buyer Indemnitees following the Closing to the extent arising from:

(a)                any breach of or inaccuracy in the representations and warranties of the Company contained in Article 3 of this Agreement or in any Certificate delivered by the Company;

(b)               any breach of or failure to perform the covenants or agreements of the Acquired Companies required to be performed on or prior to Closing contained in this Agreement;

(c)                Losses in respect of any Covered Taxes to the extent provided for in Section 8.9.1; and

(d)               any Deductions to the extent such Deductions were not reflected in the Final Deductions.

10.2.3.  Subject to the provisions of this Article 10, from and after the Closing, each Seller shall indemnify, reimburse and hold harmless the Buyer Indemnitees from and against any and all Losses sustained or incurred by any of the Buyer Indemnitees following the Closing to the extent arising from:

(a)                any breach of or inaccuracy in the representations and warranties of such Seller contained in Article 4 of this Agreement or in any Certificate delivered by such Seller, or any Fraud committed by such Seller, and

(b)               any breach of or failure to perform the covenants or agreements of such Seller contained in this Agreement.

(c)                [REDACTED].

10.2.4.  Any amounts payable under this Section 10.2 shall be treated as an adjustment to the Adjusted Base Purchase Price for all Tax purposes, unless otherwise required by applicable Legal Requirement.

10.3.                                Exclusive Remedy. Each party acknowledges and agrees that, from and after the Closing, except for actions seeking specific performance or similar equitable relief pursuant to Section 11.12 and disputes under Sections 2.4.4 and 2.5.3 (which disputes will be resolved in accordance with the dispute mechanism set forth in Sections 2.4.4 and 2.5.3) and its sole and exclusive remedy (and the sole and exclusive remedy of the Buyer Indemnitees and the Seller Indemnitees) with respect to any and all rights, claims, proceedings and causes of action it may have against any other party resulting from the subject matter of this Agreement and the Transactions, whether arising under or based upon any Legal Requirement or otherwise (including any right, whether arising at law or in equity (including strict liability and tort) (each, a “Transaction Matter”), shall be pursuant to the indemnification provisions set forth in this Article 10. In furtherance of the foregoing, each party (each on its own behalf and on behalf of the Buyer Indemnitees, in the case of Buyer and the Company and the Seller Indemnitees, in the case of Sellers) hereby (a) covenants and agrees that it will not, directly or indirectly, assert or otherwise bring, commence or institute, or cause to be brought, commenced or instituted, any Transaction Matter, other than (i) a contract action to recover Losses pursuant to the indemnification provisions set forth in this Article 10, or (ii) an action seeking specific performance or similar equitable relief pursuant to Section 11.12 (collectively, (i) and (ii), “Permitted Claims”) and (y) waives, from and after the Closing, to the fullest extent permitted under applicable Legal Requirement, any and all Transaction Matters other than Permitted Claims. [REDACTED].

10.4.                                Limitations on Liability. Notwithstanding anything herein to the contrary, the indemnification rights and obligations provided for in Section 10.2 are subject to the following limitations:

10.4.1.  Maximum Loss.

(a)                In no event shall Sellers’ maximum aggregate liability for Losses pursuant to Sections 10.2.2(a) and Sections 10.2.3(a) (for any breach of or inaccuracy in the representations and warranties of the Company or any Seller or in any Certificate delivered by the Company or Sellers), exceed $[REDACTED], other than claims for Fraud, or causes of action arising out of, involving or otherwise in respect of, any Fundamental Representation, or the indemnification rights and obligations relating to Covered Taxes;

(b)               [REDACTED]

(c)               [REDACTED]

1.1.2.      [REDACTED]

10.4.3.  Other Recovery. The amount of any Losses subject to indemnification under Section 10.2 shall be reduced by the amounts actually recovered by any Indemnitee (net of the cost of such recovery), as applicable, under applicable insurance policies or an indemnification, contribution or similar obligation of another Person (other than an Affiliate of such Indemnitee), with respect to claims related to such Losses, and if any Indemnitee receives such insurance proceeds or indemnity, contribution or similar payments after the settlement of any indemnification claim under Section 10.2, as applicable, such Indemnitee shall refund to the Indemnitor the amount of such insurance proceeds or indemnity, contribution or similar payments actually received (net of any costs of such recovery) less any portion of the Losses that was not fully paid by the Indemnitee in such settlement up to the amount received in connection with such indemnification claim. It is the intention of the Parties that no insurer or third party shall be entitled to any benefit or right it would not be entitled to receive in the absence of this paragraph.

10.4.4.  Tax Benefit. The amount of any Losses subject to indemnification under Section 10.2 shall be calculated net of any Tax benefit inuring to the Indemnitee on account of such Losses but solely to the extent of actually realized reductions in cash Taxes based upon information required to be provided in a K-1 by the Company to the Buyer. If the Indemnitee receives a Tax benefit as set forth in the prior sentence after an indemnification payment is made to him, her or it, the Indemnitee shall promptly pay to the Indemnitor that made such indemnification payment the amount of such Tax benefit.

10.4.5.  Double Recovery. No Buyer Indemnitees shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same Loss therefor pursuant to Article 2 or otherwise.

10.4.6.  Mitigation. Each Indemnitee shall use commercially reasonable efforts to mitigate any Loss for which such Indemnitee seeks indemnification, including [REDACTED].

10.4.7.  Materiality. Notwithstanding anything to the contrary contained in this Agreement, for purposes of this Article 10, when determining whether a representation, warranty (other than in Section 3.5, 3.6, or Section 3.14.1(t)) is inaccurate or has been breached and the amount of Losses related thereto, any material adverse effect or other materiality qualifier contained in such representation, warranty, or, as applicable, clause containing, “material”, “materiality” or similar phrases or clauses contained in such representation or warranty will be disregarded.

10.5.                                Notice and Determination of Claims. If any Indemnitee believes that it has sustained or incurred any Losses that are recoverable under this Article 10 (a “Claim”), such Indemnitee shall so notify the Indemnitor promptly in writing specifying the basis hereunder upon which the Indemnitee’s claim for indemnification is asserted and the facts and circumstances concerning such Claim, describing such Losses, the amount thereof, or a good faith estimate of the amount, and the method of computation of such Losses, all with reasonable particularity, in each case to the extent known (the “Claim Notice”). After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which a Person shall be entitled under this Article 10 shall be determined: (a) by the written agreement between the Parties; (b) by a final judgment or decree of any court of competent jurisdiction; or (c) by any other means to which the Parties shall agree in writing. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnitee shall have the burden of proof in establishing the amount of Losses suffered by such Indemnitee. A failure by an Indemnitee to give timely, complete or accurate notice as provided in this Section 10.5 or in Section 10.6 will not affect the rights or obligations of any party except and only to the extent that, as a result of such failure, the party entitled to receive such notice was materially damaged as a result of such failure to give timely notice vis-à-vis its rights and obligations hereunder or otherwise.

10.6.                                Third Party Claims.

10.6.1.  Promptly following the receipt of notice of a Claim by a third party against a Buyer Indemnitee or Seller Indemnitee (a “Third Party Claim”), the party receiving the notice of the Third Party Claim shall provide the other party with a Claim Notice with respect to such Third Party Claim.

10.6.2.  Subject to Section 10.6.3 and Section 10.6.4, the Indemnitor shall have the option to conduct and control, through counsel of its choosing, the defense, compromise and settlement of any Third Party Claim as to which indemnification is sought by any Indemnitee from any Indemnitor hereunder. The Indemnitor shall notify the Indemnitee in writing, as promptly as possible (but in any case before the earlier of (i) the due date for the answer or response to the Third Party Claim and (ii) thirty (30) days after receipt of the notice of Third Party Claim given by the Indemnitee to the Indemnitor under Section 10.6.1 of its election to assume the defense of such Third Party Claim. If an Indemnitor assumes the defense of a Third Party Claim in accordance with this Section 10.6.2, (i) the Indemnitor shall not be liable to the Indemnitee for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof and (ii) it shall be conclusively established for purposes hereof that such Third Party Claim is within the scope of and subject to indemnification hereunder. The Indemnitor shall not settle such Third Party Claim without the consent of the Indemnitee (not to be unreasonably withheld, conditioned or delayed) unless such settlement (i) does not involve any finding or admission of any violation of any Legal Requirement or any violation of the rights of any Person and would not have any adverse effect on any other claims that may be made against the Indemnitee, (ii) does not involve any relief other than monetary damages that are paid in full by the Indemnitor and (iii) completely, finally and unconditionally releases the Indemnitee in connection with such Third Party Claim and would not otherwise adversely affect the Indemnitee. If such Third Party Claim is within the scope of and subject to indemnification hereunder, the Indemnitor shall be liable for the reasonable fees and expenses of counsel employed by the Indemnitee for any period during which the Indemnitor has not assumed the defense thereof.

10.6.3.  Notwithstanding anything in Section 10.6.2 to the contrary, in no event shall the Indemnitor be entitled to conduct and control the defense, compromise and settlement of any Third Party Claim if (i) such claim seeks as the remedy an injunction, other equitable relief or any other non-monetary relief against the Indemnitee, (ii) in the event such claim were to be decided adversely to the Indemnitee, the aggregate amount of Losses associated therewith, together with all other outstanding Claims would reasonably be expected to exceed the aggregate liability limitations set forth in Section 10.4.1, (iii) such claim relates to or arises out of any allegedly criminal activity or is an administrative proceeding brought by a Governmental Authority or [REDACTED] .

10.6.4.  Any party controlling the defense of any Third Party Claim (the “Controlling Party”) shall conduct the defense of such Third Party Claim with reasonable diligence and shall keep the other party (the “Non-Controlling Party”) reasonably informed of the status thereof. The Non-Controlling Party may participate, through counsel chosen by it and at its own expense, in the defense of any such Third Party Claim and the Controlling Party shall consider in good faith any recommendation made by the Non-Controlling Party with respect thereto. Whether or not the Indemnitee shall control the defense of a Third Party Claim, the Indemnitee shall not consent to the entry of any judgment, or settle, compromise or discharge, any Third Party Claim without the prior written consent of the Indemnitor (such consent not to be unreasonably withheld, conditioned or delayed). The Indemnitee shall cooperate in connection with any Third Party Claim pursuant to this Section 10.6 and shall use its commercially reasonable efforts to furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnitor in connection therewith; provided that, notwithstanding anything in this Section 10.6 to the contrary, the Indemnitee shall not be required to take any action hereunder that would adversely affect, or require or constitute a waiver of, any attorney-client or other privilege and that any reasonable costs or expenses incurred in connection with the foregoing shall be indemnified hereunder.

10.6.5.  If there shall be any conflicts between the provisions of this Section 10.6 and Section 8.9.9 (reflecting Tax contests), the provisions of Section 8.9.9 shall control with respect to Tax contests.

10.7.                                [REDACTED].

10.8.                                Release. Each Seller hereby releases and forever discharges the Acquired Companies, and each of their respective individual, joint or mutual, past, present and future Representatives in their capacity as such, successors and assigns (individually, a “Releasee” and collectively, “Releasees”) from any and all claims, demands, proceedings, of any kind, causes of action and Judgments that any Seller now has, has ever had or may hereafter have against the respective Releasees, in each case of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) arising contemporaneously with or before the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or before the Closing, including any rights to indemnification or reimbursement from the Acquired Companies (but only to the extent such rights to indemnification or reimbursement relate to a matter or a Loss in which a Buyer Indemnitee is entitled to indemnification, or would be entitled to indemnification but for the limits on liability set forth in Section 10.4, under this Agreement), whether pursuant to their respective certificate of incorporation or by-laws (or comparable documents), Contract or otherwise and whether or not relating to claims pending on, or asserted after, the Closing Date; provided that [REDACTED].

11.              Miscellaneous.

11.1.                                Notices. All notices, requests, demands, claims and other communications required or permitted hereunder will be in writing and will be sent by personal delivery, nationally recognized overnight courier, facsimile or email. Any notice, request, demand, claim, or other communication required or permitted hereunder will be deemed duly given, as applicable, (a) one (1) Business Day following the date sent when sent by overnight courier, (b) upon confirmation of receipt when sent by facsimile or e-mail or (c) upon personal delivery, addressed as follows:

If to the Company prior to the Closing, to: Harrison Street Real Estate Capital LLC Attn: Christopher Merrill 444 West Lake Street, Suite 2100 Chicago, Illinois 60606 Email: [REDACTED]	With copies (which will not constitute notice) to: DLA Piper LLP (US) Attn: Jesse Criz 444 West Lake Street, Suite 900 Chicago, Illinois 60606-0089 Email: [REDACTED]
If to the Sellers or the Seller Representatives, to the addresses set forth opposite their names on the signature pages

With copies (which will not constitute notice) to:

DLA Piper LLP (US)
Attn: Jesse Criz
444 West Lake Street, Suite 900
Chicago, Illinois 60606-0089
Email: [REDACTED]

And

Winston & Strawn LLP
Attn: R. Cabell Morris
35 W. Wacker Drive
Chicago, Illinois 60601
Email: [REDACTED]

If to the Buyer, or, following the Closing,
to the Company, to:

Colliers Investment Management Holdings, LLC
Attn: Zachary Michaud and
Matthew Hawkins
1140 Bay Street, Suite 4000
Toronto, ON M5S 2B4
Canada
Email: [REDACTED]

With copies (which will not constitute notice) to:

Sidley Austin LLP
Attn.: Michael Gordon and Asi Kirmayer
787 Seventh Avenue
New York, NY 10019
Telephone: (212) 839-5300
Telecopy: (212) 839-5599
Email: [REDACTED]

Any party may change the address to which notices, requests, demands, claims, and other communications required or permitted hereunder are to be delivered by providing to the other parties notice in the manner herein set forth.

11.2.                                Transaction Expenses. Whether or not the Transactions are consummated, except as otherwise specifically provided for in this Agreement, each of the parties hereto will assume and bear all expenses, costs and fees (including legal and accounting fees and expenses) incurred by such party in connection with the preparation, negotiation and execution and performance of this Agreement and the consummation of the Transactions.

11.3.                                Entire Agreement. The agreement of the parties that is comprised of this Agreement (including all Schedules and Exhibits hereto) sets forth the entire agreement and understanding between the parties and their respective Affiliates with respect to the subject matter thereof and supersedes any and all prior agreements, understandings, negotiations and communications (other than the Confidentiality Letter), whether oral or written, relating to the subject matter of this Agreement.

11.4.                                Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or under public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic and legal substance of the Transactions are not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Sellers and the Buyer will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the Transactions are fulfilled in accordance with the terms hereof to the greatest extent possible.

11.5.                                Amendment. This Agreement may be amended or modified, but only by an instrument in writing executed by each of the Buyer and the Seller Representatives.

11.6.                                Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permissible assigns, and nothing in this Agreement (including the documents and the instruments referred to herein), express or implied, is intended to or will be construed to or will confer upon any other Person any right, claim, cause of action, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including by way of subrogation; provided however, that the following Persons are expressly intended as third party beneficiaries with respect to the following specified sections of this Agreement and will have the right to enforce such specified sections against the parties to this Agreement: (a) with respect to Sections 8.6, each of the Persons who are the beneficiaries of the rights under such Sections; (b) with respect to Article 10, the Indemnitees, (c) with respect to Section 11.16, the Pre-Closing Company Counsel and the Sellers; (d) with respect to Section 11.17, the Nonparty Affiliates.

11.7.                                Assignment. This Agreement and any rights and obligations hereunder may not be assigned, hypothecated or otherwise transferred by any party hereto (by operation of law or otherwise) without the prior written agreement of the Buyer and Seller Representatives; provided, that the Buyer may assign or transfer, in whole or in part, from time to time, any of its rights, interests or obligations under this Agreement to one or more of its Affiliates without the prior written consent of the other Parties hereto; provided further, that the Buyer shall remain liable and subject in all respects to its obligations hereunder. Any purported assignment in breach of this Section 11.7 shall be null and void.

11.8.                                Governing Law. This Agreement, and all claims (whether at law or in equity, whether in contract, tort, statute or otherwise) arising in whole or in part out of, related to, based upon, or in connection herewith or the subject matter hereof will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

11.9.                                Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, hereby irrevocably (a) submits, except for the purposes of Sections 2.4 and 2.5, to the exclusive jurisdiction of the federal and state courts located in the State of Delaware, for the purpose of any and all actions or proceedings (whether at law or in equity, whether in contract, tort, statute or otherwise) arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof, (b) waives to the extent not prohibited by applicable Legal Requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action or proceeding brought in one of the above-named courts should be dismissed on grounds of improper venue or forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any forum other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court, (c) agrees not to commence any such action or proceeding other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise and (d) (x) consents to service of process in any such action or proceeding in any manner permitted by applicable Legal Requirements; (y) agrees that service of process made in accordance with clause (x) or delivered by overnight courier pursuant to Section 11.1, will constitute good and valid service of process in any such action or proceeding; and (z) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action or proceeding, or otherwise in any forum, any claim that service of process made in accordance with clause (x) or clause (y) does not constitute good and valid service of process. Notwithstanding the foregoing, a party may commence an action or proceeding in any other forum to enforce or recognize any order or judgment made, issued or entered by one of the above-named courts.

11.10.                            Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO WAIVE, AND COVENANTS THAT NEITHER IT NOR ANY OF ITS SUBSIDIARIES SHALL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ACTION OR PROCEEDING DESCRIBED IN SECTION 11.9. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

11.11.                            Reliance. Each of the parties hereto acknowledges that it has been informed by each other party that the provisions of Sections 11.9 and 11.10 constitute a material inducement upon which such party is relying and will rely in entering into this Agreement, and each such party agrees that any breach by such party of any of the provisions of Sections 11.9 or 11.10 above would constitute a material breach of this Agreement.

11.12.                            Specific Enforcement. Each of the parties acknowledges and agrees that the other parties could be damaged irreparably in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or violated. Accordingly, each of the parties agrees that, without posting bond or similar undertaking, each of the other parties shall be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement by the breaching party, and to specific performance of this Agreement and the terms and provisions hereof in any action or proceeding commenced pursuant to Section 11.9 in addition to any other remedy to which such party may be entitled, at law or in equity.

11.13.                            No Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor will any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), or shall constitute a continuing waiver unless otherwise expressly provided. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the party against whom such waiver is intended to be effective.

11.14.                            Negotiation of Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.15.                            Disclosure Schedules. The inclusion of any information in the Disclosure Schedules will not be deemed an admission or acknowledgment that such information is required to be listed in the Disclosure Schedules or that such items are material. The Disclosure Schedules are arranged in sections corresponding to the sections contained in this Agreement merely for convenience, and the disclosure of an item in one section of the Disclosure Schedules as an exception to a particular covenant, agreement, representation or warranty will be deemed adequately disclosed as an exception with respect to all other covenants, agreements, representations and warranties to the extent that the relevance of such item to such other covenants, representations, agreements or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate cross-reference thereto; provided that no information shall be deemed to qualify a Fundamental Representation unless it is set forth or specifically cross-referenced on the schedule corresponding to such Fundamental Representation.

11.16.                            Representation of the Sellers; Attorney-Client Privilege. The Buyer hereby waives and agrees to not assert, and agrees to cause the Acquired Companies to waive and not assert, any actual or potential conflict of interest arising out of or relating to the representation, after the Closing Date, of the Sellers or any of its respective Affiliates in any dispute with the Buyer or any of the Acquired Companies or any other matter involving the Transactions, by DLA Piper LLP (US), Winston & Strawn LLP [REDACTED] or any other legal counsel currently representing any of the Acquired Companies (each, a “Pre-Closing Company Counsel”) in connection with the Transactions, even though the interests of such Person(s) may be directly adverse to the Buyer or any of its Affiliates (including, from and after the Closing, any Acquired Company) and even though such Pre-Closing Company Counsel may have represented any Acquired Company in a matter substantially related to such dispute. Buyer and the Acquired Companies also further agree that, as to all communications among any Pre-Closing Company Counsel and any of the Acquired Companies, the Sellers or the Sellers’ Affiliates and their respective Representatives, that relate in any way to this Agreement, the negotiation thereof, or the Transactions, the attorney-client privilege and the expectation of client confidence belongs to the Sellers and shall be controlled by the Sellers and shall not pass to or be claimed by the Buyer or any of its Affiliates (including, from and after the Closing, any Acquired Company). Notwithstanding the foregoing, in the event that a dispute arises after the Closing between the Buyer or any of its Affiliates (including, from and after the Closing, any Acquired Company), on the one hand, and a third party other than (and not an Affiliate of) a party to this Agreement, on the other hand, an Acquired Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Pre-Closing Company Counsel to such third party; provided, however, that such Acquired Company may not waive such privilege without the prior written consent of the Sellers. This Section 11.16 is for the benefit of the Sellers and each Pre-Closing Company Counsel, and each Pre-Closing Company Counsel is an intended third party beneficiary of this Section 11.16. This Section 11.16 shall be irrevocable, and no term of this Section 11.16 may be amended, waived or modified, without the prior written consent of the Sellers and the Pre-Closing Company Counsel affected thereby. The Buyer acknowledges that it has consulted with independent counsel of its own choosing with respect to the meaning and effect of this Section 11.16.

11.17.                            No Recourse Against Third Parties. Notwithstanding any other provision of this Agreement, no claim (whether at law or in equity, whether in contract, tort, statute or otherwise) may be asserted by the Buyer, any Affiliate of the Buyer (including, from and after the Closing, any Acquired Company), or any Person claiming by, through or for the benefit of any of them, against any Person who is not party to this Agreement, including any partners, members, controlling persons, directors, officers, employees, incorporators, managers, agents, Representatives, or Affiliates of any Acquired Company, equityholder or the heirs, executors, administrators, successors or assigns of any of the foregoing (or any Affiliate of any of the foregoing) (each a “Nonparty Affiliate” and, collectively, the “Nonparty Affiliates”) with respect to matters arising in whole or in part out of, related to, based upon, or in connection with the Acquired Companies, this Agreement or its subject matter or the Transactions or with respect to any actual or alleged inaccuracies, misstatements or omissions with respect to information furnished by or on behalf of the Acquired Companies or any Nonparty Affiliate in any way concerning the Acquired Companies, this Agreement or its subject matter or the Transactions.

11.18.                            Translation of Currencies. To the extent the parties need to convert currencies for purposes of determining the Working Capital, the relevant exchange rate shall be determined based on the rate in effect as of the Effective Time as published on reuters.com.

11.19.                            Headings. The headings contained in this Agreement are inserted only for reference as a matter of convenience and in no way define, limit or describe the scope or intent of this Agreement, and will not affect in any way the construction, meaning or interpretation of this Agreement.

11.20.                            Counterparts; Electronic Signature. This Agreement may be executed in any number of counterparts, and by the different parties hereto in separate counterparts, each of which will be deemed an original for all purposes and all of which together will constitute one and the same instrument. This Agreement may be executed by facsimile or.pdf signature by any party and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required.

11.21.                            Seller Representatives.

11.21.1.                      Each Seller, by the execution and delivery of this Agreement, hereby consents and agrees to the appointment of [REDACTED] as the “Seller Representatives” for purposes of all matters expressly set forth in this Agreement to be performed by the Seller Representatives, and by the execution and delivery of this Agreement, [REDACTED] hereby consent and agree to such appointment. The Seller Representatives shall act jointly by majority vote and are not individually authorized to act as a Seller Representative in their individual capacity as such. Any Seller Representative may be removed at any time upon the written election of the Sellers with respect to which the aggregate percentages set forth opposite their names on the Ownership Schedule represent, in the aggregate, at least 66.7%; provided that such Sellers elect a replacement Seller Representative prior to or simultaneously with such removal, and the Buyer is given prompt written notice of such replacement by the Seller Representatives; provided further that no such designated replacement Seller Representative shall be effective unless and until such replacement Seller Representative has agreed in writing to serve in such capacity. Each replacement Seller Representative shall have all the power, authority, rights and privileges conferred by this Agreement upon the original Seller Representative and the term “Seller Representative” as used herein shall be deemed to include any such replacement Seller Representative. Each Seller hereby constitutes and appoints the Seller Representatives, including any replacement of any such Seller Representative, as attorney-in-fact for such Seller with full power of substitution and authority, in their discretion, to take any and all actions and make any decisions required or permitted to be taken by the Seller Representatives under this Agreement, including the power to enforce this Agreement against the parties hereto, and to execute any amendment or waiver of this Agreement and any other document or instrument necessary or advisable in order to carry out the provisions of this Agreement, to give and receive notices and communications and, without limiting the foregoing provisions of this 11.21.1, authorize Seller Representatives to dispute, or initiate a lawsuit regarding, any indemnification claim brought by the Buyer on behalf of itself or any Buyer Indemnitee hereunder, to agree to, object to, negotiate, enter into settlements and compromises of, and to comply with orders of courts with respect to any dispute or Loss, and to take all actions necessary or appropriate in the judgment of the Seller Representatives for the accomplishment of the foregoing; provided, however, that the Seller Representatives shall not have the power or authority to execute an amendment, waiver, document or other instrument that, notwithstanding any other provision to the contrary, increases in any material respect the obligations or liabilities of any Seller without the prior written consent of that Seller; provided further, however, that the Seller Representatives shall not have the power or authority to execute an amendment, waiver, document or other instrument that, notwithstanding any other provision to the contrary, has a materially disproportionate and adverse impact on any one group of Sellers over another without the unanimous vote of all Seller Representatives. The Sellers shall, based on the percentages set forth opposite their names on the Ownership Schedule, be responsible for the payment of all fees and expenses reasonably incurred by the Seller Representatives in performing its duties under this Agreement.

11.21.2.                      All decisions of and actions by the Seller Representatives may be relied upon by the Buyer, its Affiliates and any third Person, and shall be binding and conclusive upon each Indemnitor.

11.21.3.                      None of the Seller Representatives shall not be liable, responsible or accountable in damages or otherwise to the Sellers for any Loss or damage incurred by reason of any act or failure to act by the Seller Representatives, and each Seller shall severally and not jointly, and in accordance with the percentages set forth opposite their names on the Ownership Schedule, indemnify and hold harmless each Seller Representative against any Loss or damage arising out of or in connection with the acceptance or administration of its duties hereunder (including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by such Seller Representative), except to the extent that such Loss or damage shall have been the result of the gross negligence or willful misconduct of such Seller Representative.

11.22.                            Limited Guarantee. Parent hereby absolutely, unconditionally and irrevocably guarantees to the Sellers the due, punctual and faithful performance by the Buyer of the Buyer’s obligations set forth in [REDACTED] and, until the consummation of the Closing, any other obligation of Buyer under this Agreement that is to be performed prior to or on the Closing Date (the “Obligations”), if, as and when due. Further, each Seller hereby agrees that, to the extent the Buyer is relieved of all or any portion of the Obligations by the satisfaction thereof, pursuant to any agreement with any Seller, the Seller Representative or otherwise, Parent shall be equivalently relieved of such Obligations. If the Buyer fails to perform any of the Obligations when due, the Seller Representative shall provide notice to Parent of such failure, with such notice providing reasonable details regarding the Obligations unfulfilled by the Buyer and for which performance is being sought from Parent hereunder. Such demand may be made after the time for performance of all or part of the Obligations is due, but not punctually performed by the Buyer. To the extent the Buyer fails to perform any of the Obligations when due, the Seller Representative shall have no obligation to exhaust its legal recourses against Buyer prior to asserting a claim hereunder or instituting any action or proceeding against Parent. Notwithstanding anything to the contrary herein, Parent reserves the right to assert any and all defenses which the Buyer may have to performance of the Obligations.

[The remainder of this page is intentionally blank. Signatures follow.]

The parties have caused this Agreement to be executed and delivered as of the date first written above.

THE COMPANY:	Harrison Street Real Estate Capital LLC

	By:	<Signed> Christopher Merrill
Name: Christopher Merrill
Title: Chief Executive Officer

THE SELLERS:	By:	<Signed> Christopher Galvin
Christopher Galvin

Address: [REDACTED]

	By:	<Signed> Michael Galvin
Michael Galvin

Address: [REDACTED]

	By:	<Signed> Christopher Merrill
Christopher Merrill

Address: [REDACTED]

	By:	<Signed> Dean Egerter
Dean Egerter

Address: [REDACTED]

	By:	<Signed> Steve Gordon
Steve Gordon

Address: [REDACTED]

	By:	<Signed> Rob Mathias
Rob Mathias

Address: [REDACTED]

THE BUYER:	Colliers Investment Management Holdings, LLC

	By:	<Signed> Zachary Michaud
Name: Zachary Michaud
Title: President

	By:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

SELLER REPRESENTATIVES:	By:	[REDACTED]
[REDACTED]

Address: [REDACTED]

	By:	[REDACTED]
[REDACTED]

Address: [REDACTED]

	By:	[REDACTED]
[REDACTED]

Address: [REDACTED]

PARENT:	Solely for purposes of Section 11.22,
Colliers International Group Inc.

	By:	<Signed> Zachary Michaud
Name: Zachary Michaud
Title: Vice President, Strategic
Investments Corporate Development

	By:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Vice President, Legal Counsel &
& Corporate Secretary

Acquired Securities Schedule

[REDACTED]

Ownership Schedule

[REDACTED]

Allocation of Performance Payments Schedule

[REDACTED]

EBITDA Illustration Schedule

[REDACTED]

EXHIBIT A

Amended and Restated Operating Agreement of the Company

[REDACTED]

EXHIBIT B

[REDACTED]

EXHIBIT C

Transfer Instrument

(See attached)

INSTRUMENT OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto [____________] (the “Buyer”), [____________] of the Class [_] Common Units (the “Interests”) of Harrison Street Real Estate Capital LLC (the “Company”), standing in its name on the books of the Company, and does hereby irrevocably constitute and appoint __________________________ its attorney-in-fact to transfer the said Interests on the books of the Company maintained for that purpose, with full power of substitution in the premises.

[The undersigned acknowledges and agrees that, effective upon the execution and delivery of this Instrument of Transfer, the undersigned will have withdrawn from the Company, with no further rights as a member in the Company.]

Dated:

By:

Name:

The Company acknowledges, and agrees to, the foregoing. The Company acknowledges and agrees that, upon the execution and delivery of the Fourth Amended and Restated Limited Liability Company Agreement of the Company by the Buyer, the Buyer will be admitted to the Company as a member.

Harrison Street Real Estate Capital LLC

Dated:

By:

Name:

Title:

EXHIBIT D

Form of Trademark Assignment

[REDACTED]

EXHIBIT E

Form of GP Amendment

[REDACTED]

EXHIBIT F

LP Notice Letters

[REDACTED]

EXHIBIT G-1

Sublease

[REDACTED]

EXHIBIT G-2

Attornment Agreement

[REDACTED]

EXHIBIT H

Trademark-Related Covenant

[REDACTED]

EXECUTION VERSION

DISCLOSURE SCHEDULES

TO THE

SECURITIES PURCHASE AGREEMENT

BY AND AMONG

HARRISON STREET REAL ESTATE CAPITAL, LLC,

THE SELLERS PARTY HERETO,

THE SELLER REPRESENTATIVES,

COLLIERS INVESTMENT MANAGEMENT HOLDINGS, LLC

AND

SOLELY FOR THE LIMITED PURPOSES SET FORTH THEREIN,

COLLIERS INTERNATIONAL GROUP INC.

Dated as of May 11, 2018

Disclosure Schedules

These Disclosure Schedules (these “Schedules”) have been prepared in connection with that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of May 11, 2018, among Harrison Street Real Estate Capital, LLC, a Delaware limited liability company (the “Company”), Christopher Galvin, Michael Galvin, Christopher Merrill, Dean Egerter, Steve Gordon and Rob Mathias (collectively, the “Sellers”), Colliers Investment Management Holdings, LLC, a Delaware limited liability company (the “Buyer”), and [REDACTED], in their capacity as the Seller Representatives.

In accordance with the Purchase Agreement, these Schedules are incorporated and made a part of the Purchase Agreement as if set forth in full therein. Any capitalized term used but not defined in these Schedules shall have the meaning set forth in the Purchase Agreement. Headings contained in these Schedules are provided for convenience only and will not affect the construction or interpretation of the information contained in these Schedules or the Purchase Agreement. Unless otherwise provided, references to “Schedule(s)” refer to the corresponding Schedules comprising these Schedules and references to “Article(s)” and “Section(s)” refer to the corresponding article(s) and section(s) of the Purchase Agreement.

[REDACTED]

Schedule 2.4.1

Sample Working Capital Calculation and Principals

[REDACTED]

Schedule 2.6

Exclusion of Equity Interests

[REDACTED]

2

Schedule 3.2

Acquired Company Jurisdictions

Company	Jurisdictions
Harrison Street Real Estate Capital, LLC	Delaware and Illinois
HSRE Securities Advisors, LLC	Delaware and Illinois
Harrison Street Real Estate, LLC	Delaware and Illinois
Harrison Street Real Estate Management, LLC	Delaware and Illinois
Harrison Street Real Estate Services, LLC	Delaware and Illinois
Harrison Street Real Estate Capital Ltd	United Kingdom
Harrison Street Advisors, LLC	Delaware and Illinois
Riverpoint, Ltd.	Bermuda

Schedule 3.3.2

Issued and Outstanding Equity Interest

[REDACTED]

Schedule 3.3.3

Outstanding Rights to Acquire Equity Securities

[REDACTED].

Schedule 3.3.4

Jurisdiction of Subsidiaries

Company	Jurisdiction of Organization
HSRE Securities Advisors, LLC	Delaware
Harrison Street Real Estate, LLC	Delaware
Harrison Street Real Estate Management, LLC	Delaware
Harrison Street Real Estate Services, LLC	Delaware
Harrison Street Real Estate Capital Ltd	United Kingdom
Harrison Street Advisors, LLC	Delaware
Riverpoint, Ltd.	Bermuda

Schedule 3.3.5

Third Party Equity Securities

[REDACTED]

Schedule 3.4

No Violation or Approval; Consents (Company)

[REDACTED]

Schedule 3.5.1

Financial Statements

[REDACTED]

Schedule 3.6

Ordinary Course of Business

1.	[REDACTED]

2.	Since January 1, 2018, the Company has hired the following individuals:

•	REDACTED]

Schedule 3.7

Taxes

None.

Schedule 3.7.3

Tax Returns

None.

Schedule 3.8

Real Estate

(a)

1.	Office Lease, dated November 12, 2015, as amended by First Amendment to Lease, dated May 31, 2016, between [REDACTED], as Landlord, and Harrison Street Real Estate Capital, LLC, as Tenant.

2.	Office License Agreement, which commences May 7, 2018, between Harrison Street Real Estate Capital LTD, as Licensee, and [REDACTED], as Operator.

(b)       None.

Schedule 3.9

Operations in Conformity with Laws

None.

Schedule 3.9.1

Acquired Company Compliance

None.

Schedule 3.10

Benefit Plans

US Office:

1.	[REDACTED]

UK Office:

1.	[REDACTED]

US and UK Office:

1.       [REDACTED]

Schedule 3.11

Intellectual Property Jurisdictions of Registration

(i):       None.

(ii):      None.

Schedule 3.11.1

Intellectual Property

[REDACTED]

Schedule 3.11.2

Intellectual Property Liens and Actions

None.

Schedule 3.12.1(a)

Permits

[REDACTED]

Schedule 3.13

Environmental Matters

None.

Schedule 3.14

Material Contracts

(a)

[REDACTED]

(b)

[REDACTED].

(c)

[REDACTED].

(d)

[REDACTED]

(e)

1.	Office Lease, dated November 12, 2015, as amended by First Amendment to Lease, dated May 31, 2016, between [REDACTED], as Landlord, and Harrison Street Real Estate Capital, LLC, as Tenant.

2.	Office License Agreement, which commences May 7, 2018, between Harrison Street Real Estate Capital LTD, as Licensee, and [REDACTED], as Operator.

(f)	Office Lease, dated November 12, 2015, as amended by First Amendment to Lease, dated May 31, 2016, between [REDACTED], as Landlord, and Harrison Street Real Estate Capital, LLC, as Tenant.

(g)	None.

(h)	None.

(i)

1.	Subsection (b) above is hereby incorporated by reference.

(j)	None.

(k)

[REDACTED]

(m)       Expenditures relating to the buildout of the Acquired Company’s existing office space.

(n)

[REDACTED]

(o)

[REDACTED]

(p)	None.

(q)	None.

(r)	None.

(s)	None.

Schedule 3.15

Transactions with Affiliates

[REDACTED]

Schedule 3.16

Litigation

[REDACTED]

Schedule 3.17

Insurance

[REDACTED]

Schedule 3.18.1

Employee Information

[REDACTED]

Schedule 3.18.2

Labor Matters

None.

Schedule 3.19

Indebtedness; Guarantees

[REDACTED]

Schedule 3.20

Clients

[REDACTED]

Schedule 4.1

Organization

[REDACTED]

Schedule 4.4

No Violation or Approval; Consents (Sellers)

None.

Schedule 6.8.1

Resignations

Board of Managers

[REDACTED]

Officers – None.

Schedule 6.9

Funds Requiring LP Consent

[REDACTED]

Schedule 6.10

Funds Requiring GP Amendment

[REDACTED]

Schedule 6.11

Consents

1.	[REDACTED]

Schedule 8.2

Conduct of Business Prior to Closing

[REDACTED]

Schedule 8.2.10

[REDACTED]

Schedule 8.8.3

Permitted Investments and Activities

[REDACTED]

Schedule 8.9.11

Allocation Methodology

[REDACTED]

Schedule 8.13

Seller Guarantees and Bonds

[REDACTED]

Schedule 10.4.6

Other Insurance Policies

Schedule 3.17 is hereby incorporated by reference.

Permitted Liens

[REDACTED]